Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: September 12, 2007

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the "SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, "plans", “estimates” and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following are pages that were posted on the Fortis, RBS and Santander consortium website, www.consortiumbid.com,  on September 10, 2007:

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English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... Important Information The information provided on this website is for personal use and informational purposes only and is not intended for distribution to, or use by, any person or entity in any jurisdiction or in any country where such distribution or use would be contrary to law or regulation or which would subject Fortis NV, Royal Bank of Scotland Group plc and Banco Santander, SA or any of their affiliates (collectively, the “Banks”) to any registration By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... requirement within such jurisdiction or country. Where any opinions are expressed on this website, they are provided by the Banks for personal use and for informational purposes only. Neither this website nor any of the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... The information contained in this website is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by the Banks. Any person at any time acquiring securities must do so only on the basis of such person’s own judgement as to the merits or the suitability of the securities for its purposes and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained herein. By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge. Forward-Looking Statements This website may include certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... satisfaction of any pre-conditions or conditions to the proposed Offer including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch This site is here to give you an understanding of what the Consortium’s offer would mean for both ABN AMRO’s businesses and its people. Just read the following and click on ‘Continue’ to find out more... of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations. Continue An opportunity for growth “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs Welcome to the Fortis, RBS and Santander Consortium website. The three banks have formed a Consortium and made an offer to acquire ABN AMRO. ABN AMRO has impressive businesses in attractive markets. We want to invest in these businesses to grow them to their full potential, creating jobs, improving service and delivering value for shareholders. “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 An opportunity for growth Announcements 13 August - Consortium banks increase holding in ABN AMRO… more 10 August - Consortium banks receive overwhelming shareholder support… more Archived announcements Working for… Find out about working for the Consortium partners: Our People Principles Working for Fortis, RBS and Santander FAQs What prompted the Consortium’s bid for ABN AMRO?… and other Hear from… Interview with Sir Fred Goodwin What the offer means around the globe Netherlands Europe Latin America Asia North America With a presence in all of ABN AMRO’s main regions, the Consortium banks have the experience to integrate and grow its businesses to their full potential. Through focus, leadership and investment we can provide the strongest possible future. More about the Consortium around the globe

Consortium website. The three banks have formed a Consortium and made an offer to acquire ABN AMRO. ABN AMRO has impressive businesses in attractive markets. We want to invest in these businesses to grow them to their full potential, creating jobs, improving service and delivering value for shareholders. “…this is about growth. We need people to do that” Sir Fred Goodwin, RBS EGM, August 10th 2007 An opportunity for growth Announcements 13 August - Consortium banks increase holding in ABN AMRO… more 10 August - Consortium banks receive overwhelming shareholder support… more Archived announcements Working for… Find out about working for the Consortium partners: Our People Principles Working for Fortis, RBS and Santander FAQs What prompted the Consortium’s bid for ABN AMRO?… and other FAQs Hear from… Interview with Sir Fred Goodwin Interview with Jean-Paul Votron Interview with Emilio Botín What the offer means around the globe Netherlands Europe Latin America Asia North America Global presence With a presence in all of ABN AMRO’s main regions, the Consortium banks have the experience to integrate and grow its businesses to their full potential. Through focus, leadership and investment we can provide the strongest possible future. More about the Consortium around the globe Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Nederlands Home Announcements About the Consortium About the offer Working for… FAQs Frequently Asked Questions From the outset the Banks placed a high priority on dialogue with key employee organisations within ABN AMRO. In recognition of this there has been an ongoing dialogue with those organisations. The FAQ’s in this section reflect those most frequently raised to date. What prompted the Consortium’s bid for ABN AMRO? What is it that attracts the Consortium to ABN AMRO? Why do you think you might be good owners of ABN AMRO? If you successfully buy ABN AMRO, will jobs be lost? What will happen to employees whose jobs are lost? How might your proposed purchase of ABN AMRO affect the Netherlands? How might the Fortis acquisition of the retail banking business affect the Netherlands? Will the ABN AMRO brand be kept? Why do you each want to own different parts of ABN AMRO? Does the Consortium think of their acquisition as a “break up” of ABN AMRO? What is the process immediately after you acquire ABN AMRO? Who would acquire which parts of ABN AMRO? Where will the headquarters of the combined Fortis / ABN AMRO be based? What will happen to the head office and shared services? What type of businesses do you want to create? How will they be different from today?

What type of businesses do you want to create? How will they be different from today? Will you be able to successfully integrate ABN AMRO? What is the Consortium’s position with regard to the Collective Labour Agreement and the Employability CAO (Social Plan) in the Netherlands? What will my working life be like as an employee if you buy ABN AMRO? You say you are going to select on merit and competencies. What does that mean? What kind of benefits can ABN AMRO employees expect under new ownership? Will you make any disposals? Q: What prompted the Consortium’s bid for ABN AMRO? A: In February 2007 ABN AMRO Supervisory Board recognised that the company required a change in its strategic direction after a period of disappointing financial performance and significant reductions in employee numbers in the Netherlands. The Supervisory Board agreed to seek alternative options for growth. The offer by the Consortium of banks comprising RBS, Fortis and Santander was prompted by the Supervisory Board decision and the announcement by ABN AMRO on 23rd April, that it was recommending an offer from Barclays to shareholders. Prior to this ABN AMRO announcement, their management had been in discussions regarding possible mergers and disposal of parts of the Group for some time, including separate discussion with both RBS and Santander. Moreover at the ABN AMRO AGM of April 26, 2007, shareholders supported a motion in favour of “sell, spin-off or merge some or all of the major businesses (of ABN AMRO) to maximise shareholder value.”. Return to top Q: What is it that attracts the Consortium to ABN AMRO? A: ABN AMRO has good businesses and customer franchises widely spread across a range of attractive markets with world class talent. It is a prominent international company with experience in over 50 countries. It is our intention to invest in these businesses to release their full potential, creating more jobs, better service for customers and greater value for shareholders. ABN AMRO’s Supervisory Board, its shareholders and works councils have all recognised that the company requires a change in its strategic direction following the difficulties of recent years. ABN AMRO’s management, following a series of internal reviews had begun to break-up ABN AMRO with 25 disposals since 2000 including LaSalle and Interbank, and the proposed sale of the remainder of the business to Barclays. Against this backdrop, we

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ABN AMRO's Supervisory Board, its shareholders and works councils have all recognised that the company requires a change in its strategic direction following the difficulties of recent years. ABN AMRO's management, following a series of internal reviews had begun to break-up ABN AMRO with 25 disposals since 2000 including LaSalle and Interbank, and the proposed sale of the remainder of the business to Barclays. Against this backdrop, we believe our bid for ABN AMRO offers better prospects for growth, profitability and long term job creation.

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Q: Why do you think you might be good owners of ABN AMRO?

A: We believe our bid offers a different and more certain solution compared with the re-organisation proposed by ABN AMRO's current management, bringing three banks owning different businesses together at the outset, each with a good understanding of the products and marketplaces of the ABN AMRO businesses and an appetite to expand them. For ABN AMRO, we believe, three owners can bring more investment and greater leadership focus than any one bank ever can.

We are international banks with significant experience of banking in markets around the world and with a presence in many of ABN AMRO's markets. This collective expertise would be unmatched by any single bidder:

- The three banks serve a total of 110 million customers worldwide.
- Between us, we employ staff of 100 different nationalities.
- We have successfully integrated over 100 businesses around the world with an approach based on investment in people, products and new opportunities.

The Consortium's plans are focused on getting the ABN AMRO businesses fit for long term growth and as part of that harnessing the experience and expertise of the ABN AMRO workforce. While no two acquisitions are the same, in the two years following RBS's acquisition of NatWest, for example, it created a new job for every job cut in NatWest it had to make.

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Q: If you successfully buy ABN AMRO, will jobs be lost?

A: In the short term, each of the options for ABN AMRO involves some loss of jobs and that is regrettable. However, the Consortium's plan is focused on getting the businesses fit for long term growth and sustainable job creation. We have a proud track record in this regard, such as the 15,000 jobs created by RBS since its purchase of NatWest in 2000, and the

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Q: If you successfully buy ABN AMRO, will jobs be lost?

A: In the short term, each of the options for ABN AMRO involves some loss of jobs and that is regrettable. However, the Consortium's plan is focused on getting the businesses fit for long term growth and sustainable job creation. We have a proud track record in this regard, such as the 15,000 jobs created by RBS since its purchase of NatWest in 2000, and the Consortium's stated intention to create approximately 2,000 new posts in the Netherlands. As the combined groups grow so will the need for quality people to support that expansion. Our goal is to create a sustainable platform for future success.

The Consortium does not expect to make any forced compulsory redundancies in the Netherlands and intends to focus all job losses on voluntary redundancy, natural turnover and redeployment. Our principal objective will be to retain good people and have an appointment process that is solely based on the skill-sets and talents of the individuals concerned. The Banks also have no plans to increase the number of off-shored jobs significantly.

The Consortium's clear intention to bring greater investment and leadership focus to ABN AMRO offers a more certain future for employees. Our stated intention to bring long term investment to ABN AMRO is the pro-jobs option after a significant period of retrenchment and restructuring by ABN AMRO which has resulted in 13,000 jobs lost or transferred from the Netherlands.

Each of the Consortium banks is proud of its pay and conditions, its training and career development and its commitment to the welfare of our employees. For example, 21 per cent of RBS employees benefit from flexible working arrangements. Meanwhile, last year Fortis invested an average of 5 working days training per employee and Santander spent an average of 51 hours each on training in 2006 as part of an investment of €76 million.

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Q: What will happen to employees whose jobs are lost?

A: The Consortium does not intend to make any forced compulsory redundancies in the Netherlands and its firm intention is to focus all job losses on voluntary redundancy, natural turnover and redeployment. We intend to do all we can to retain good people and will ensure that our appointment process is solely based on merit and competencies. That is best for our businesses. We are companies that pride ourselves on our commitment to employees. ABN AMRO employees can expect to become part of growing and successful businesses where new investment in jobs is far more certain.

An employment office will be created to identify and manage redeployment opportunities for employees across the operations of the banks, within the Netherlands and other

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An employment office will be created to identify and manage redeployment opportunities for employees across the operations of the banks, within the Netherlands and other appropriate territories. Our intention is to facilitate employee choice via access to the wide range of opportunities that will be available across the businesses. We intend to invest in this area to ensure that all employees are aware of the opportunities available to them in the new combined businesses. Return to top Q: How might your proposed purchase of ABN AMRO affect the Netherlands? A: While it is still early days in the process, the Consortium’s belief is that it would offer an excellent opportunity for growth and success from a Dutch base, and its intention would be to have a positive impact. Our clear intention is to make a considerable investment in the Netherlands and to utilise Amsterdam’s position as a leading financial centre with an attractive fiscal climate. The combined businesses of Fortis and ABN AMRO will be jointly headquartered in the Netherlands and Belgium. Fortis will remain listed in both countries and regulated according to local standards and practices. We expect that it will be approximately 25% larger than ABN AMRO and a Top 10 bank in Continental Europe, and that it will be a top 3 company in the Netherlands. We welcome the regulatory and social responsibility that comes with this. RBS is attracted to the Netherlands as an excellent location for business and staff. The ABN AMRO acquisition will give us access to a pool of talented people across a range of specialist skills in respect of international banking. RBS already has a small presence in the Netherlands which we intend to grow. We are currently developing our proposals for the country as part of our plans to create the infrastructure we need to support our global business growth. It would be our intention to publish further detail on these proposals in due course on this website. Return to top Q: How might the Fortis acquisition of the retail banking business affect the Netherlands? A: Fortis is an ambitious, growth-orientated company with a 300 year history in and long-term commitment to the Netherlands. In 2006, it made more profit than Coca-Cola globally. Fortis highly values the ABN AMRO people, brand and businesses, and it plans to expand the brand’s retail presence in the Netherlands. As the Fortis and ABN AMRO branches are rolled into one network, all customers will benefit from having greater access and service support. We expect that the combination of Fortis and ABN AMRO will become the No.1

Return to top Q: How might the Fortis acquisition of the retail banking business affect the Netherlands? A: Fortis is an ambitious, growth-orientated company with a 300 year history in and long-term commitment to the Netherlands. In 2006, it made more profit than Coca-Cola globally. Fortis highly values the ABN AMRO people, brand and businesses, and it plans to expand the brand’s retail presence in the Netherlands. As the Fortis and ABN AMRO branches are rolled into one network, all customers will benefit from having greater access and service support. We expect that the combination of Fortis and ABN AMRO will become the No.1 bank in the Netherlands for commercial banking and a top 3 company in the Netherlands by profit. Fortis welcomes the economic, regulatory and social responsibility that will come with its new status. As a Dutch-Belgo financial institution, the combined businesses of Fortis and ABN AMRO will be regulated in both the Netherlands and Belgium according to local standards and practices. The new entity is expected to emerge as a dynamic financial services provider and a key force in Dutch life. Return to top Q: Will the ABN AMRO brand be kept? A: We intend to expand the ABN AMRO retail brand. We plan to re-brand Fortis branches in the Netherlands to ABN AMRO, expanding the total ABN AMRO branch network significantly. Beyond that, there may be countries where ABN AMRO will be a better brand and in those circumstances there are options to retain it in the interests of growing the business. Santander also intends to keep the commercial structures of Santander Banespa and the ABN AMRO business Banco Real separate, with each operating under its own brand, at least whilst the operating areas are integrated. Return to top Q: Why do you each want to own different parts of ABN AMRO? A: ABN AMRO is an attractive bank with great people but there are issues with its strategy and the way it is organised as a business. These strike us as issues which are relatively easy to fix but they do require some degree of reorganisation. We believe that simply acquiring ABN AMRO as a whole and leaving it unchanged would make it much more difficult to address these issues. We have chosen to form a Consortium to buy ABN AMRO because we recognise that there are better owners for the different parts of the ABN AMRO business. We believe that RBS, Santander and Fortis will create better futures for those businesses they each want to acquire and the people who work for them. Collectively, the

Q: Why do you each want to own different parts of ABN AMRO? A: ABN AMRO is an attractive bank with great people but there are issues with its strategy and the way it is organised as a business. These strike us as issues which are relatively easy to fix but they do require some degree of reorganisation. We believe that simply acquiring ABN AMRO as a whole and leaving it unchanged would make it much more difficult to address these issues. We have chosen to form a Consortium to buy ABN AMRO because we recognise that there are better owners for the different parts of the ABN AMRO business. We believe that RBS, Santander and Fortis will create better futures for those businesses they each want to acquire and the people who work for them. Collectively, the three Banks believe they will be able to invest more in these businesses for future growth than they could as single owners of the whole group. Return to top Q: Does the Consortium think of their acquisition as a “break up” of ABN AMRO? A: No, we believe a fresh approach is required and our plans are focused on growing ABN AMRO’s businesses, not destroying them. ABN AMRO’s leadership has, following a series of internal reorganisations, already begun to dispose of major assets, by selling LaSalle and Interbank and proposing to merge the remainder with Barclays. The Consortium believes its bid offers a better form of reorganisation. If successful it would result in three owners for the relevant ABN AMRO businesses, each with a good understanding of the products and marketplaces of the ABN AMRO businesses and an appetite to grow them. Our proposal is about building-up and investing in these businesses to release their true potential. We want to create larger, more focused and better led businesses that we expect will become amongst the most successful in the world. That is one of the reasons, that RBS for example, plans to bring business units to the Netherlands and upon many of ABN AMRO’s functions that are already there. In contrast, we believe that accelerating the current strategy that has failed to provided the level of investment needed risks prolonging the uncertainty currently affecting the businesses of ABN AMRO. Return to top Q: What is the process immediately after you acquire ABN AMRO? A: We intend to manage the reorganisation in an orderly fashion and will only move at a pace that is right for regulators, customers and staff.

Q: What is the process immediately after you acquire ABN AMRO? A: We intend to manage the reorganisation in an orderly fashion and will only move at a pace that is right for regulators, customers and staff. Day 1 On Day 1, we expect that it will be business as usual. For some, there will be the opportunity to meet representatives of the Consortium, share knowledge and information and help us verify our thinking around delivering the stated initiatives. Overall, we expect that employees will be going to the same office, conducting the same function and making their ongoing contribution to the growth of their business. Days 1-45 During the first 45 days we intend to validate our base-line plans for the changes intended for ABN AMRO and the transfer of businesses to the appropriate Consortium partner. We expect this plan will form the basis for continued consultation with employee bodies and regulators with whom there have been extensive and ongoing discussions. We will also expect to be having further discussions with all social partners, to develop an appropriate plan for working with them beyond day 45, to help us manage the social implications of any subsequent change in a robust and professional manner Communications with Staff Each of the Consortium banks, within its approach to the transaction, recognised the high importance of communication and engagement with staff - a practice we follow in our own businesses already. We have had some very good dialogue with the works councils and we want to step this up now to communicate with ABN AMRO employees in order to help them better understand where we are coming from and where we see ABN AMRO’s businesses going. Return to top Q: Who would acquire which parts of ABN AMRO? A: The Consortium banks have already agreed who will own which businesses if our bid is successful. Each bank will acquire those parts of ABN AMRO that best fit with their existing businesses and strategic priorities. If the Bank’s offer is successful, the Bank’s expect that: RBS would own BU North America (excluding LaSalle), BU Global Clients and the wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil), BU Asia (excluding Saudi Hollandi), and BU Europe (excluding Antonveneta) and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units.

Fortis would own BU Netherlands (excluding wholesale clients), BU Private Clients (globally excluding Latin America) and BU Asset Management. Santander would acquire Antonveneta and BU Latin America (excluding wholesale clients outside of Brazil). The Banks plan on largely acquiring whole Business Units with the exception of: BU North America (where LaSalle has been pre-sold to Bank of America); BU Latin America which would be acquired by Santander but with the wholesale clients in all but Brazil going to RBS; and BU Netherlands which would be acquired by Fortis but with the relatively small number of wholesale clients going to RBS. Return to top Q: Where will the headquarters of the combined Fortis / ABN AMRO be based? A: In the event the consortium is successful in its bid for ABN AMRO the headquarters for the combined Fortis-ABN AMRO will be in Amsterdam and in Brussels. In the Netherlands the company will also retain its existing major business hubs in Utrecht and Rotterdam. The combined group will employ almost 35,000 employees in the Netherlands out of a total 80,000 worldwide, placing it among the top five private sector employers in the Netherlands. The group will continue to be regulated in both the Netherlands and Belgium with its shares listed on both exchanges. The practical implications for the current headquarter services in Brussels and Utrecht are being developed. Further information will follow in due course. Return to top Q: What will happen to the head office and shared services? A: We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so to will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially, we expect that very little will change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would continue to support the Consortium as a whole. We recognise the need to give clarity on these issues as quickly as possible. We intend to outline clearly what would happen and when within the first 45 days of any change of control.

Shared Assets are those assets that do not have a natural fit with any of the Consortium banks existing businesses or strategic priorities and may therefore have a better future with another owner. They therefore would not pass to any specific owner and would be sold over a period of time. These businesses are: the private equity portfolio; stakes in Capitalia and Saudi Hollandi and Prime Bank. Return to top Q: What type of businesses do you want to create? How will they be different from today? A: Our offer is about taking forward ABN AMRO’s businesses, with confidence into the future as part of three highly successful top European-based international banks. We believe the combination of Fortis and ABN AMRO will become the No.1 bank in the Netherlands for commercial banking, a top 3 company in the Netherlands by profit, more than 25% larger than the existing ABN AMRO business. We also expect that it will also become a company larger than Walt Disney, larger than McDonald’s and larger than Nike and Starbucks combined. ABN AMRO employees who would work for RBS will do so for a top 3 bank in Europe and one of the largest and most successful banks in the World. With the inclusion of ABN AMRO, RBS expects to become the No.1 commercial and institutional bank in Europe and amongst the top 5 in the USA and Asia-Pacific. ABN AMRO employees who would work for Santander will work for a top ten international bank, the largest in the Eurozone by market capitalisation, and seventh largest in the world by profit. Santander was named “Best bank in the World” in 2005 by Euromoney magazine. Return to top Q: Will you be able to successfully integrate ABN AMRO? A: We would not have entered into this transaction if we did not believe that we could successfully integrate the ABN AMRO businesses. The Consortium banks have successfully integrated over 100 businesses in the last 15 years by focusing on investment in people, products, technology and new opportunities. We intend to do the same with ABN AMRO, harnessing the experience and expertise of the existing workforce. Integration will be a two way process - for example ABN AMRO’s international cash management platform is one of the significant attractions in this acquisition for RBS. The expertise of ABN AMRO’s staff in this area will be critical to our success in leveraging this further within the RBS and ABN AMRO customer franchises. RBS and Fortis would also plan to transfer some of their existing activities onto ABN AMRO’s platforms where these plan to transfer some of their existing activities onto ABN AMRO’s platforms where these have a customer benefit and this will require the input and expertise of teams in both organisations. The Consortium banks are mostly intending to buy whole and readily identifiable businesses that already exist as separate Business Units within the ABN AMRO structure. Santander plans to buy Banco Real in Latin America which is a separate legal entity and Antonveneta which has only been recently purchased and has not yet been fully integrated. Fortis plans to buy Private Clients and Asset Management both of which are separate businesses as well as BU Netherlands in one of its home markets. We would intend that the vast majority of the remaining businesses of ABN AMRO would go to RBS without separation. This should simplify the task of reorganisation. Return to top Q: What is the Consortium’s position with regard to the Collective Labour Agreement and the Employability CAO (Social Plan) in the Netherlands? A: The Consortium has made commitments through its People Principles that all existing Social Plans and Collective Labour Agreements will be honoured. At this stage there are no plans to change existing terms and conditions of employees. As part of our discussions with the Unions in the Netherlands we have agreed to extend the CLA for at least 12 months which underlies the Employability CAO. Furthermore we have said that we are fully committed to working constructively with all social partners and will continue our positive dialogue regarding all Collective Labour Agreements. Return to top Q: What will my working life be like as an employee if you buy ABN AMRO? A: If our offer is successful ABN AMRO employees will work for one of three highly successful European-based international companies which are world-class in the way they invest in their staff and reward success. We already employ over 300,000 people, more than Shell, ING and Akzo Nobel combined. We understand how to look after our employees and offer them rewarding and stimulating careers. Most importantly, ABN AMRO employees will play a crucial role in growing their current businesses in the Netherlands and overseas. We intend to honour all existing social plans and collective labour agreements. We are companies that are proud of our pay and conditions, our training and career development and our commitment to the welfare of our employees. We continuously strive to attract and retain the best people and seek the right balance between our people’s expectations and business needs.

Working for RBS Working for Santander Return to top Q: You say you are going to select on merit and competencies. What does that mean? A: It means we will select people on the basis of what they can and their potential, not on where they have come from or which bank they currently work for. The selection and assessment approaches adopted will identify the best candidate for the role in terms of ability, skill-set, competence and fit to the role requirements. In addition this approach will ensure that the legal and regulatory requirements for geographic areas are adhered to. Return to top Q: What kind of benefits can ABN AMRO employees expect under new ownership? A: We intend to honour all existing social plans and collective labour agreements. We are companies that pride ourselves on our pay and conditions, our training and career development and our commitment to the welfare of our employees. We continuously strive to attract and retain the best people and seek the right balance between our people’s expectations and business needs. Return to top Q: Will you make any disposals? A: The Consortium wants to acquire ABN AMRO in order to invest in and grow its main businesses. The only disposals we would expect to make relate to a small number of assets which do not have a natural fit with any of the Consortium bank’s existing businesses or strategic priorities and may therefore have a better future with another owner. Disclaimer: This FAQ may include certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by to attract and retain the best people and seek the right balance between our people’s expectations and business needs. Return to top Q: Will you make any disposals? A: The Consortium wants to acquire ABN AMRO in order to invest in and grow its main businesses. The only disposals we would expect to make relate to a small number of assets which do not have a natural fit with any of the Consortium bank’s existing businesses or strategic priorities and may therefore have a better future with another owner. Disclaimer: This FAQ may include certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and governments actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

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  - Interview with Sir Fred Goodwin
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- What the offer means around the globe

Interview with Sir Fred Goodwin

On Friday August 10, Sir Fred Goodwin, Group CEO, RBS, spoke to *De Telegraaf* and *Betten Financial News* in Edinburgh at the RBS EGM. The following are edited extracts from that conversation



Interviewer: What impact will your acquisition have on ABN AMRO employees?

Sir Fred: A lot of attention up until now has been on shareholders, perfectly naturally, but the priority now is to make it clearer to people within ABN AMRO what the resulting reorganisation would actually mean. People naturally want to know what it means for them and that is our next focus.

A common theme running through all our businesses today is that good people are hard to come by. ABN AMRO is full of good people. In so far as ABN AMRO has issues, I think principally they are to do with strategy. It is a very good bank and it has a lot of very good people and we certainly want to employ, and need to, employ good people who are there.

Interviewer: Do you sense more openness from ABN AMRO as it has become more apparent that you are the more likely winner?

Sir Fred: I don't think we are seen by ourselves as being winners at this stage. We are happy with the progress we are making and we are convinced of the rationale of our case but nobody has won anything yet. We are moving forward on a good basis with all of the stakeholders because whatever the final outcome here it's all about our duty to try and cause as little distress as possible. What the dialogue with ABN AMRO enables us to do now is to start to fill in some of the gaps that are very important for ABN AMRO's own staff and that feels to us like an overdue task. That's something that we want to get on with now.

Interviewer: What about the job losses that the Consortium bid will bring?

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Interviewer: What about the job losses that the Consortium bid will bring?

Sir Fred: We have highlighted that there would be some job losses, but fewer job losses overall than under the Barclay's proposal. There will be some and that's regrettable. As to which people get which job, it depends as much on what people want to do, but we are clear at this stage that we want good ABN AMRO people. We can't keep the customers without the people, we absolutely need the people, we are not buying the company for the buildings.

We have had some very good dialogue with the Works Councils and I want to step that up now to communicate with ABN AMRO's people, to present a better understanding of what we have in mind, to emphasise the growth and development potential of these businesses.

ABN AMRO has found itself in a sort of retrenchment phase for a number of years but none of the banks involved here, RBS, Fortis and Santander are about retrenchment. This is about growth and we need the people to do that.

FORTIS

Interviewer: Within the Netherlands the Consortium bid is viewed as a break-up is that the way you see it and the Consortium members have seen it?

Sir Fred: If you talk about our reorganisation proposals in terms of "break-up" it all sounds unpleasant, but our reorganisation involves a smaller number of job losses than the alternative with Barclays and we aim to avoid compulsory redundancies. These businesses are short of people and we are short of people. That's a pretty good back-drop for going forward.

People have underestimated Fortis throughout this; the business of Fortis, with the parts of ABN AMRO that it is acquiring, will be around 25% bigger than ABN was to start with. This will be a huge business, based in Benelux. You will have heard Fortis describing re-branding their business in the Netherlands to ABN AMRO, and growing their headquarters presence in the Netherlands. Fortis will be a much stronger organisation, with a much more viable strategy than the ABN AMRO strategy.

I think that the vast majority of people, at the end of all of this, will discover that life feels pretty much like it did before. They will still be going into the same office and doing the same things.

ABN AMRO

Interviewer: Can you tell me in a few words what is the strength in your opinion of ABN AMRO? Why do you want to buy this bank?

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ABN AMRO Interviewer: Can you tell me in a few words what is the strength in your opinion of ABN AMRO? Why do you want to buy this bank? Sir Fred: ABN AMRO, has been in existence for a long time, as have we, but if somebody comes to write the history of this bank, I like to think of these events as the latest chapter because there will be many more chapters to be written in the history of this bank. They would look back on it and say that the strategic issue that ABN AMRO faced was that it had too many options. I think any business, and it has certainly been a governing principle in RBS, must make sure that it has options for growth. ABN AMRO is in an unusual position, it has got too many options for growth. It has got a number of fantastic businesses and its problem is that it can’t invest in all of them enough, and it seems to us that it found them hard to manage in a coherent way. It is a great bank, it is well run as a bank, but its issues I think, are strategic and to do with how it is organised as a business. These strike us as issues that are relatively easy to fix but they do require us to reorganise. Simply acquiring ABN AMRO as a whole would, in some respects, be easier to implement as an M&A transaction. But it would be much more difficult to address these issues as a business because suddenly you have inherited them all. We have elected to go down the Consortium route in recognition of the fact that there are better owners for some of these businesses than RBS, and that these better owners will create better futures for those businesses. They will be able to invest in them far more than we at RBS could invest in all of the business. That’s why, trying to be objective, which of course by definition I can’t be, the merger of Barclays and ABN AMRO won’t actually solve any of the basic problems; you have still got too many businesses and too many options to invest in. CUSTOMERS Interviewer: What about brands? Will there be a re-branding? Sir Fred: Retail consumers, I think, are more influenced by brand than we are as financial institutions. The brand for consumers in the Netherlands is not changing. In fact, the only change is that the Fortis branches are going to become ABN AMRO branches. So ABN AMRO’s branch network and presence on the ground in the Netherlands will become bigger. At the very top end, for the large corporate customers, RBS is a much bigger bank than ABN AMRO. We both have strengths in that area, so we already deal with big customers like

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Interviewer: What about brands? Will there be a re-branding?

Sir Fred: Retail consumers, I think, are more influenced by brand than we are as financial institutions. The brand for consumers in the Netherlands is not changing. In fact, the only change is that the Fortis branches are going to become ABN AMRO branches. So ABN AMRO's branch network and presence on the ground in the Netherlands will become bigger.

At the very top end, for the large corporate customers, RBS is a much bigger bank than ABN AMRO. We both have strengths in that area, so we already deal with big customers like Shell and KLM. At that large corporate level, customers look less to brand, instead, they look to product and balance sheet strength and credit rating. All of these things will improve, with the enlarged RBS. Our experience in the NatWest transaction was that people didn't mind one bit moving from doing business with something called NatWest to doing business with something called RBS. The customers are still speaking to the same people on the telephone and they are still buying similar products or services.

Interviewer: In RBS will you use the ABN AMRO brand?

Sir Fred: We have a very simple philosophy at RBS about brands - they are meant to help you sell things. If they don't help you sell things then it's not a brand. I don't mind whether people sell things as NatWest or RBS or Tesco Personal Finance or Coutts, let's just get the brand to work for us. Many of the businesses we are acquiring overseas are corporate and wholesale businesses where we think the RBS brand will play at least as well as the ABN AMRO brand. There may be countries where ABN AMRO will be a better brand and that will be a conversation I know we can have with Jean-Paul Votron about doing what's in the best business interest.

BU NETHERLANDS

Interviewer: What about splitting the BU Netherlands and the complexity of dividing the customers?

Sir Fred: Business Unit Netherlands is attracting a lot of commentary. It's a big bank within the Netherlands with very many customers. When we are talking about the bit that RBS gets we are talking about a small number of the very largest corporate customers.

How many we actually get will be determined by who is able to service the biggest of these customers internationally. It will become clear which customers we wouldn't be able to service domestically within the Netherlands, because we wouldn't have any of that retail or commercial type infrastructure, and which ones Fortis wouldn't be able to service globally. Precisely where the line gets drawn will be a function of the balance of the customers'

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people sell things as NatWest or RBS or Tesco Personal Finance or Coutts, let's just get the brand to work for us. Many of the businesses we are acquiring overseas are corporate and wholesale businesses where we think the RBS brand will play at least as well as the ABN AMRO brand. There may be countries where ABN AMRO will be a better brand and that will be a conversation I know we can have with Jean-Paul Votron about doing what's in the best business interest.

BU NETHERLANDS

Interviewer: What about splitting the BU Netherlands and the complexity of dividing the customers?

Sir Fred: Business Unit Netherlands is attracting a lot of commentary. It's a big bank within the Netherlands with very many customers. When we are talking about the bit that RBS gets we are talking about a small number of the very largest corporate customers.

How many we actually get will be determined by who is able to service the biggest of these customers internationally. It will become clear which customers we wouldn't be able to service domestically within the Netherlands, because we wouldn't have any of that retail or commercial type infrastructure, and which ones Fortis wouldn't be able to service globally. Precisely where the line gets drawn will be a function of the balance of the customers' needs. But that's the order of magnitude we are talking about in numbers of customers. In terms of employees, there are also serveral hundred employees attached to the bit of the business unit in the Netherlands that we will get.

FINANCING THE DEAL

Interviewer: What about the financing now that the market faces a credit crunch and we've seen increased volatility? Could this be a problem for Merrill Lynch?

Sir Fred: Merrill Lynch will be offering debt into the market from three banks with some of the strongest credit ratings in the world and attractive yields. If the market is not prepared to buy that then you shouldn't be worrying about Fortis and Santander and RBS you should be worrying about all of the other people out there, because if you can't sell your top investment grade paper underpinned by these financial institutions then you have got a liquidity problem that will affect all of our lives. So I certainly don't want to be complacent, anything but, but I think if we get to that place, there would be plenty more things to be worrying about than our financing arrangements for ABN AMRO.

Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

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English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander Interview with Emilio Botín Working for Santander What the offer means around the globe Interview with...Emilio Botín Emilio Botín, Chairman of Santander, answers questions about Santander’s part in the proposed acquisition of ABN AMRO. Why is Santander interested in acquiring ABN AMRO? This transaction would enable Santander to integrate two banks, Banco Real in Brazil and Antonveneta in Italy, that fit in ideally with our strengths and retail banking strategy, in markets we know well. Brazil is a key market for Santander. It is a large emerging market with an excellent outlook for continued medium-term growth. Through the acquisition of Banco Real, we would become the second bank by deposits and third in Brazil by branches and loans. Integration with Banco Real would generate economies of scale and cost savings. In Italy, where Santander is present through consumer finance and private banking, we would enter retail banking, our core business, with Antonveneta. What would this mean for employees of the two banks? Employees of Banco Real and Antonveneta would be joining a leading financial institution. We aim to be the best bank in every market we work in. We aim to grow domestically and internationally, which means we can offer career opportunities across borders. We provide continuous training to employees at all levels. We value commitment and reward performance. We aim to attract the best talent, and we prefer that local businesses be run by local managers. We believe in and promote a balance between work and home life, as well as diversity, equal opportunity and non-discrimination everywhere we work. What are your plans for Banco Real?

What are your plans for Banco Real? We are very confident about Brazil and the future of its banking system. As in the rest of Latin America - where we are already the largest bank by business volumes - we plan to invest in branches, in people and in technology. We are committed to bancarization - bringing new customers into the banking system- in the region. We are confident that the transaction will enhance the product and services offering in Brazil. At the same time, it will generate greater career opportunities for employees. The combination of Santander and ABN Banco Real would give us a network of 2,150 branches, a competitive edge in what is a distribution-intensive business. Joining the skills and experience of Banco Real’s outstanding staff with Santander Banespa’s, and supporting them with the Santander’s group’s global capabilities in products, technology and know-how, we aim to create the best bank in Brazil. What are your plans for Antonveneta? Santander can add value to Antonveneta. We will improve Antonveneta’s commercial performance and its operating efficiency through cost and revenue synergies. We would draw upon Santander’s technology, commercial model, global business units and best management practices to generate these benefits. Why would Santander be a better owner than ABN AMRO or, for that matter, Barclays? Santander, which this year celebrates the 150th anniversary of its founding, is a leading international bank that combines a solid local presence with strong global capacities. We operate in three main geographic areas: Continental Europe, the United Kingdom and Latin America. In 2006, Santander was the world’s seventh largest bank by net profit. Santander has achieved this by having a clear and consistent strategy, and truly excellent management. On the one hand, we know how to combine organic growth with selective acquisitions, which have given Santander a well diversified business base and clear growth prospects. We keep a close watch on efficiency, but without losing agility or the capacity to respond to our customers. We attach great importance to execution and are able, when making acquisitions, to export our business model and quickly improve the profitability and efficiency of the institutions acquired. An example of this is Abbey, in the U.K., where two years after buying it we have met our goals, with attributable income in 2006 of EUR 1 billion. Italy and Brazil are markets we know well. Both Banco Real and Antonveneta fit in well with our global strategy and focus on retail banking. Moreover, Santander’s execution risk is low due to our local knowledge and experience in making acquisitions, to export our business model and quickly improve the profitability and efficiency of the institutions acquired. An example of this is Abbey, in the U.K., where two years after buying it we have met our goals, with attributable income in 2006 of EUR 1 billion. Italy and Brazil are markets we know well. Both Banco Real and Antonveneta fit in well with our global strategy and focus on retail banking. Moreover, Santander’s execution risk is low due to our local knowledge and experience in integrating businesses in Europe (Santander Totta and Abbey) and in Latin America (Brazil, Mexico and Chile). What is Santander’s view of social responsibility? Santander is fully committed to sustainable growth and social responsibility. We have been pioneers in corporate social responsibility in the markets where we operate. We do this through good corporate governance, by being transparent, by creating wealth and jobs and fostering the development of society and respecting the environment. Contribution to higher education is the cornerstone of our social commitment. We have agreements with more than 500 universities in Europe and Latin America and provide 10,161 grants for study. Employees are encouraged to contribute in a variety of ways, including by adopting best environmental and social practices. In 2006, Santander contributed EUR 106 million to social causes. What will you do to retain staff and managers at Antonveneta or Banco Real? I think the best way to retain people is to show them that they will be part of a successful group, with attractive career opportunities for the future. Santander has generally relied on local managers to implement its business model. Those managers and other local employees have the opportunity to advance, to receive training and to move within the Group. At Antonveneta and Banco Real, employees will be able to play a key role in the Group as Santander implements its banking model, which has proved very successful elsewhere. We are confident that the organisations that result from this transaction will be stronger and more competitive, and will be more able to invest in growth. As a result, we think they will be better places to work. Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander What the offer means around the globe Netherlands Europe Latin America Asia North America What the offer means around the globe With a presence in all of ABN AMRO’s main regions, the Consortium banks have the experience to integrate and grow its businesses to their full potential. Through focus, leadership and investment we can provide the strongest possible future. Netherlands The Netherlands is one of the leading locations in the world for financial services. The combined Fortis and ABN AMRO would be a top 3 company in the Netherlands and a top 5 Eurozone bank by profits. It would remain headquartered, regulated and publicly listed in the Netherlands. Find out more… Europe ABN AMRO, Fortis, RBS and Santander are all key players in European financial services collectively employing over 220,000 people. This deal would combine the European businesses of ABN AMRO with their best owners to provide the strongest possible platform for growth in Europe and around the world. Find out more… Latin America Santander provides an excellent match for ABN AMRO’s business in Brazil and has a track record of both integration and organic growth success. RBS would build its wholesale banking franchise in fast growing markets through the acquisition of ABN AMRO’s wholesale businesses outside Brazil. Find out more… Asia Combining RBS and ABN AMRO’s Global clients business would create a North America RBS America was recently created to leverage the product range and footprint

What the offer means around the globe Netherlands Europe Latin America Asia North America Netherlands The Netherlands is one of the leading locations in the world for financial services. The combined Fortis and ABN AMRO would be a top 3 company in the Netherlands and a top 5 Eurozone bank by profits. It would remain headquartered, regulated and publicly listed in the Netherlands. Find out more… Europe ABN AMRO, Fortis, RBS and Santander are all key players in European financial services collectively employing over 220,000 people. This deal would combine the European businesses of ABN AMRO with their best owners to provide the strongest possible platform for growth in Europe and around the world. Find out more… Latin America Santander provides an excellent match for ABN AMRO’s business in Brazil and has a track record of both integration and organic growth success. RBS would build its wholesale banking franchise in fast growing markets through the acquisition of ABN AMRO’s wholesale businesses outside Brazil. Find out more… Asia Combining RBS and ABN AMRO’s Global clients business would create a top 5 corporate and institutional bank in Asia Pacific (ex Japan). In addition the retail operations of ABN AMRO would create attractive growth options for RBS in the region while the Private Clients Unit extend Fortis’ wealth franchise significantly. Find out more… North America RBS America was recently created to leverage the product range and footprint of our wholesale banking business led by RBS Greenwich Capital and our retail banking arm, Citizens Financial Group. It is currently a top 10 US bank in its own right and when combined with ABN AMRO’s Global Clients Business would create a top 5 Corporate and Institutional banking and markets business in the US. Find out more… Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander What the offer means around the globe Netherlands Europe Latin America Asia North America What the offer means around the globe Netherlands The Netherlands is one of the leading locations in the world for financial services. The combined Fortis and ABN AMRO would be a top 3 company in the Netherlands and a top 5 Eurozone bank by profits. It would remain headquartered, regulated and publicly listed in the Netherlands. The Netherlands is an extremely attractive location for businesses and employees alike. ABN AMRO has high quality people in the Netherlands who will be central to delivering on the growth ambitions of both Fortis and RBS going forward. Both Fortis and RBS plan to invest for growth in the Netherlands which will be an increasingly important part of both Group’s strategies. Fortis and ABN AMRO in the Netherlands - Fortis would acquire: Business Unit Netherlands (excluding former Dutch Wholesale Clients); BU Asset Management, BU Private Clients. RBS in the Netherlands - RBS would acquire: BU Global Clients and wholesale clients in the Netherlands and the product capabilities serving their clients within the Global Markets and Transaction Banking Product business Units in the region. What happens to Central Functions and Shared Assets

What happens to Central Functions and Shared Assets Fortis and ABN AMRO in the Netherlands Fortis would acquire the following units of ABN AMRO in The Netherlands: Business Unit Netherlands (excluding former Dutch Wholesale Clients); BU Private Clients Globally; BU Asset Management Globally The combination of Fortis and ABN AMRO is expected to be a top 3 company in the Netherlands and a top 5 company in the Eurozone by market capitalisation. It would remain headquartered, regulated and traded in the Netherlands. Its retail branch network would be branded as ABN AMRO meaning there would be significantly more ABN AMRO branches available to customers than at present. The combined bank would be a leading Netherlands bank, providing increased career opportunities to employees who would benefit from the strength it would derive from its enhanced range of products and distribution capacity. In Commercial Banking and Private Banking, Fortis-ABN AMRO would lead the Dutch market. These are areas of potentially high growth where the scale and range of product offering are vital to increasing market share and where Fortis is building on its strong base. Fortis has twice been awarded Dutch ‘Commercial Bank of the Year’ and would become a Top 3 European Private Bank. In SME (Small and Medium Enterprise) Banking, Fortis-ABN AMRO would be the second largest bank. Taken together with its number 3 positions in Insurance and Retail Banking this demonstrates the opportunities in combining Fortis’ strengths in service quality, product development and distribution channels with ABN AMRO’s market presence. Finally in Asset Management, the combined business would be a top-tier asset manager with the scale to grow swiftly from its combination of wider footprint, broad product range and enhanced offering to third party distributors. Fortis-ABN AMRO would be a key force in Dutch life, building a dynamic, growth-focused business from deep roots in the Netherlands that date back to the 18th century. It would combine growth and investment in customers and employees with a firm commitment to a socially responsible approach to business. Back to top About Fortis Working for Fortis socially responsible approach to business. Back to top RBS in the Netherlands RBS would acquire the following units of ABN AMRO in The Netherlands: BU Global Clients and wholesale clients in the Netherlands and the product capabilities serving their clients within the Global Markets and Transaction Banking Product business Units in the region. Combining these areas of ABN AMRO in the Netherlands with RBS Global Banking & Markets business would offer customers access to the leading corporate and institutional bank in Europe, No. 1 for the provision of banking services to major corporate, institutional and commercial customers. It would combine RBS product strengths and relationship model with ABN AMRO’s international cash management, payments and trade finance products to deepen the combined customer franchise and enhance the product and service offering to customers. RBS Global Banking & Markets is a leading banking partner to major corporations and financial and governmental institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. In the past five years it has achieved a pre-eminent position in each of the markets it has entered, and today it is a leading global provider of bonds, loans, securitisation, leveraged finance, project finance, FX and risk management products. The Netherlands is also viewed as an excellent home for investment by RBS. RBS already has a small presence here which we intend to grow. We are currently finalising our new investment plans in the country as part of creating the infrastructure we need to support our growth aspirations in the Netherlands and wider global banking market. We expect to grow the number of people we employ in the Netherlands by a substantial number and will make announcements on this website in due course. Back to top About RBS Working for RBS What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that

RBS Global Banking & Markets is a leading banking partner to major corporations and financial and governmental institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. In the past five years it has achieved a pre-eminent position in each of the markets it has entered, and today it is a leading global provider of bonds, loans, securitisation, leveraged finance, project finance, FX and risk management products. The Netherlands is also viewed as an excellent home for investment by RBS. RBS already has a small presence here which we intend to grow. We are currently finalising our new investment plans in the country as part of creating the infrastructure we need to support our growth aspirations in the Netherlands and wider global banking market. We expect to grow the number of people we employ in the Netherlands by a substantial number and will make announcements on this website in due course. Back to top What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would continue to support the consortium as a whole. We recognise the need to give clarity on these issues as quickly as possible. We would outline clearly what would happen and when within the first 45 days of any change of control. Shared Assets are those assets that do not have a natural fit with any of the consortium banks existing businesses or strategic priorities and may have a better future with another owner. These businesses are: Saudi Hollandi, Prime Bank, Stake in Capitalia, BU Private Equity. Back to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander What the offer means around the globe Netherlands Europe Latin America Asia North America What the offer means around the globe Europe (excl. Netherlands) ABN AMRO, Fortis, RBS and Santander are all key players in European financial services collectively employing over 220,000 people. This deal would combine the European businesses of ABN AMRO with their best owners to provide the strongest possible platform for growth in Europe and around the world. Fortis and ABN AMRO in Europe - Fortis would acquire: BU Private Clients Globally, BU Asset Management globally RBS in Europe - RBS would acquire: BU Global Clients and BU Europe (exlcuding Antonveneta) and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. Santander in Europe - Santander would acquire: Antonveneta What happens to Central Functions and Shared Assets? Fortis and ABN AMRO in Europe Fortis would acquire the following units of ABN AMRO in Europe (ex-Netherlands): BU Private Clients Globally, BU Asset Management globally About Fortis Working for Fortis

Fortis and ABN AMRO in Europe Fortis would acquire the following units of ABN AMRO in Europe (ex-Netherlands): BU Private Clients Globally, BU Asset Management globally The combination of Fortis with the Asset Management business of ABN AMRO would create a top tier European Asset Manager. The businesses share a common strategy and combined have a complimentary range of products and access to high growth markets. ABN AMRO’s Private Clients business and Fortis’ existing private banking operation would together offer a Top 3 European Private Bank with a global reach. In mature private banking markets, the combination will expand the geographical coverage towards Germany and increase the footprint of Fortis in France. In Belgium, it will strengthen the position of Fortis as a leading private bank. In growth markets, the combination will significantly strenghten their position in Spain, UK, Poland and Turkey. Back to top About Fortis Working for Fortis RBS in Europe RBS will acquire the following units of ABN AMRO in Europe (ex-Netherlands): BU Global Clients and BU Europe (exlcuding Antonveneta) and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. Combining these areas of ABN AMRO with RBS Global Banking & Markets business would create the leading corporate and institutional bank in Europe. RBS currently has around 8,000 employees in mainland Europe (outside the UK). As well as serving corporate and institutional customers through its Global Banking & Markets division, it also provides insurance services in Italy, Germany and Spain and has a network of more than 100 Ulster Bank branches in the Republic of Ireland through Ulster Bank Group. In Europe (including the UK) the combined RBS ABN AMRO business would consolidate its position as the leading wholesale and fixed income bank. It would combine RBS product strengths and relationship model with ABN AMRO’s international cash management, payments and trade finance products to deepen the combined customer franchise and enhance the product and service offering to customers. The combination of the two banks’ structured investor products capabilities and distribution About RBS Working for RBS payments and trade finance products to deepen the combined customer franchise and enhance the product and service offering to customers. The combination of the two banks’ structured investor products capabilities and distribution platforms would create a significantly stronger business with good opportunities for growth, not least in the expanding markets of Eastern Europe and the Middle East. Moreover the consumer businesses within BU Europe provide attractive opportunities for growth, building on ABN AMRO’s established infrastructure in a variety of markets. Back to top Santander in Europe Santander will acquire the following units of ABN AMRO in Europe (ex-Netherlands): Antonveneta Santander is the largest bank headquartered in the Eurozone, employing nearly 47,000 people in Spain, Portugal, Germany and nine other European countries. In Italy Santander already provides a wide range of retail financial services through Finconsumo, headquartered in Turin. It specialises in consumer and personal loans, car leases and revolving credit cards. Antonveneta offers a strong franchise in some of Italy’s most attractive markets with significant potential for further growth. Santander believes it can offer the opportunity to develop key product areas and help to improve the operational efficiency providing a great platform to grow the business. Back to top About Santander Working for Santander What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would

Antonveneta Santander is the largest bank headquartered in the Eurozone, employing nearly 47,000 people in Spain, Portugal, Germany and nine other European countries. In Italy Santander already provides a wide range of retail financial services through Finconsumo, headquartered in Turin. It specialises in consumer and personal loans, car leases and revolving credit cards. Antonveneta offers a strong franchise in some of Italy’s most attractive markets with significant potential for further growth. Santander believes it can offer the opportunity to develop key product areas and help to improve the operational efficiency providing a great platform to grow the business. Back to top Working for Santander What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would continue to support the consortium as a whole. We recognise the need to give clarity on these issues as quickly as possible. We would outline clearly what would happen and when within the first 45 days of any change of control. Shared Assets are those assets that do not have a natural fit with any of the consortium banks existing businesses or strategic priorities and may have a better future with another owner. These businesses are: Saudi Hollandi, Prime Bank, Stake in Capitalia, BU Private Equity. Back to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

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What the offer means around the globe

Latin America

Santander provides an excellent match for ABN AMRO's business in Brazil and has a track record of both integration and organic growth success. RBS would build its wholesale banking franchise in fast growing markets through the acquisition of ABN AMRO's wholesale businesses outside Brazil.

- Fortis and ABN AMRO in Latin America - *Fortis would acquire: BU Private Clients*
- RBS in Latin America - *RBS would acquire: BU Global Clients and Wholesale Clients (excluding those in Brazil) and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region*
- Santander in Latin America - *Santander would acquire: BU Latin America (excluding wholesale clients outside Brazil)*
- What happens to Central Functions and Shared Assets?

Fortis and ABN AMRO in Latin America

Fortis would acquire the following units of ABN AMRO in Latin America: BU Private Clients.

ABN AMRO's Private Clients business and Fortis' existing private banking operation would

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wholesale clients outside Brazil) What happens to Central Functions and Shared Assets? Fortis and ABN AMRO in Latin America Fortis would acquire the following units of ABN AMRO in Latin America: BU Private Clients. ABN AMRO’s Private Clients business and Fortis’ existing private banking operation would together offer a significant Private Bank with a global reach. Back to top About Fortis Working for Fortis RBS in Latin America RBS would acquire the following units of ABN AMRO in Latin America: BU Global Clients and Wholesale Clients (excluding those in Brazil) RBS believes it can help to deepen ABN AMRO’s existing relationships with corporate and institutional customers in the region. By leveraging the Global Banking & Markets business strengths in natural resources and project finance the combined business would offer customers access to one of the top 5 global corporate and institutional banks. Back to top About RBS Working for RBS Santander in Latin America Santander would acquire the following units of ABN AMRO in Latin America: BU Latin America (excluding wholesale clients outside Brazil) Santander has a strong presence in Brazil, Mexico, Chile, Argentina, Puerto Rico, Venezuela and Colombia. Santander Banespa is currently the 4th largest bank in Brazil. Existing Santander presence: Brazil - Santander Banespa Mexico - Santander Chile - Santander/BFP Bansanter About Santander Working for Santander

Existing Santander presence: Brazil - Santander Banespa Mexico - Santander Chile - Santander/BFP Bansanter Argentina - Santander Rio Puerto Rico - Banco Santander Puerto Rico Venezuela - Banco Venezuela Colombia - Banco Santander Colombia Back to top What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would continue to support the consortium as a whole. We recognise the need to give clarity on these issues as quickly as possible. We would outline clearly what would happen and when within the first 45 days of any change of control. Shared Assets are those assets that do not have a natural fit with any of the consortium banks existing businesses or strategic priorities and may have a better future with another owner. These businesses are: Saudi Hollandi, Prime Bank, Stake in Capitalia, BU Private Equity. Back to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander What the offer means around the globe Netherlands Europe Latin America Asia North America What the offer means around the globe Asia Combining RBS and ABN AMRO’s wholesale business would create a top 5 corporate and institutional bank in Asia Pacific (ex Japan). In addition the retail operations of ABN AMRO would create attractive growth options for RBS in the region while the Private Clients Unit would extends Fortis’ wealth franchise significantly. Fortis and ABN AMRO in Asia - - Fortis would acquire: RBS in Asia - RBS would acquire: BU Asia (excluding Saudi Hollandi), BU Global Clients and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. What happens to Central Functions and Shared Assets? Fortis and ABN AMRO in Asia Fortis would acquire the following units of ABN AMRO in Asia: Globally ABN AMRO’s Private Clients business and Fortis’ existing private banking operation would together offer a Top 3 European Private Bank with a global reach. About Fortis Working for Fortis Back to top

Globally ABN AMRO’s Private Clients business and Fortis’ existing private banking operation would together offer a Top 3 European Private Bank with a global reach. Back to top Working for Fortis RBS in Asia RBS would acquire the following units of ABN AMRO in Asia: BU Asia (excluding Saudi Hollandi), BU Global Clients and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. The Asia Pacific region delivered a 105% growth in income for RBS in the year to June 2007. RBS already employs 1,900 people having recently invested significantly in its Global Banking & Markets business, and wealth management division. Combining RBS and ABN AMRO’s wholesale business would create a top 5 corporate and institutional bank in Asia Pacific (ex Japan). RBS has a strongly growing wealth management business in the region which serves the rapidly growing number of affluent customers. In combining with ABN AMRO’s retail activities in the area there is a strong opportunity to build businesses in selected countries accelerating the Group’s wealth management strategy and adding the capability to offer credit cards and a potentially broader product range. In August 2005, RBS led a consortium to purchase a 9.61% stake in Bank of China for just over $3bn with RBS investing $1.5bn. In partnership, RBS and Bank of China have issued nearly 2 million credit cards, established a joint private banking business, and have together completed a number of transactions in shipping, aviation and trade finance. Back to top About RBS Working for RBS What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the

AMRO’s wholesale business would create a top 5 corporate and institutional bank in Asia Pacific (ex Japan). RBS has a strongly growing wealth management business in the region which serves the rapidly growing number of affluent customers. In combining with ABN AMRO’s retail activities in the area there is a strong opportunity to build businesses in selected countries accelerating the Group’s wealth management strategy and adding the capability to offer credit cards and a potentially broader product range. In August 2005, RBS led a consortium to purchase a 9.61% stake in Bank of China for just over $3bn with RBS investing $1.5bn. In partnership, RBS and Bank of China have issued nearly 2 million credit cards, established a joint private banking business, and have together completed a number of transactions in shipping, aviation and trade finance. Back to top What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would continue to support the consortium as a whole. We recognise the need to give clarity on these issues as quickly as possible. We would outline clearly what would happen and when within the first 45 days of any change of control. Shared Assets are those assets that do not have a natural fit with any of the consortium banks existing businesses or strategic priorities and may have a better future with another owner. These businesses are: Saudi Hollandi, Prime Bank, Stake in Capitalia, BU Private Equity. Back to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander What the offer means around the globe Netherlands Europe Latin America Asia North America What the offer means around the globe North America RBS America was recently created to leverage the product range and footprint of our wholesale banking business led by RBS Greenwich Capital and our retail banking arm, Citizens Financial Group. It is currently a top 10 US bank in its own right and when combined with ABN AMRO’s Global Clients Business would create a top 5 Corporate and Institutional banking and markets business in the US. RBS in North America - RBS would acquire: BU North America, BU Global Clientsand the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. What happens to Central Functions and Shared Assets? RBS in North America RBS would acquire the following units of ABN AMRO in North America: BU North America, BU Global Clients and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. The combination of RBS Global Banking & Markets (GBM) and ABN AMRO’s wholesale business creates a leading corporate and institutional business with scale, global reach

RBS in North America RBS would acquire the following units of ABN AMRO in North America: BU North America, BU Global Clients and the product capabilities serving their clients within the Global Markets and Transaction Banking Product Business Units in the region. The combination of RBS Global Banking & Markets (GBM) and ABN AMRO’s wholesale business creates a leading corporate and institutional business with scale, global reach and significantly enhanced growth prospects. RBS group currently employs 24,800 staff in the US through Citizens Financial Group and its corporate banking division, Global Banking & Markets including RBS Greenwich Capital. RBS has had a significant presence in the US since 1988 when it acquired Citizens Financial Group. Since then Citizens has grown from being the seventh largest bank in the smallest state in the Union, to the eighth largest commercial banking group by deposits in the entire US. In addition to the considerable opportunity to grow the large corporate and institutional franchise in the US, the combined corporate business is expected to be able to deliver a full range of financial and risk management solutions to mid-corporate customers. The combined operation would be ranked number 5 corporate and institutional bank in the US. Back to top About RBS Working for RBS What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would smallest state in the Union, to the eighth largest commercial banking group by deposits in the entire US. In addition to the considerable opportunity to grow the large corporate and institutional franchise in the US, the combined corporate business is expected to be able to deliver a full range of financial and risk management solutions to mid-corporate customers. The combined operation would be ranked number 5 corporate and institutional bank in the US. Back to top About RBS Working for RBS What happens to Central Functions and Shared Assets? We are buying ABN AMRO for the quality of its people as much as anything else and that applies to the Central Functions as well. There is a serious job to be done in continuing to run ABN AMRO and run it well. This is all about growth and we need people to deliver that growth. As the combined groups grow so will the need for quality people to support that growth. Our goal is to create a sustainable platform for future success. Initially very little will therefore change. In due course it is anticipated that Central Functions would move to the business they support. In addition there would, of course, be some areas that would continue to support the consortium as a whole. We recognise the need to give clarity on these issues as quickly as possible. We would outline clearly what would happen and when within the first 45 days of any change of control. Shared Assets are those assets that do not have a natural fit with any of the consortium banks existing businesses or strategic priorities and may have a better future with another owner. These businesses are: Saudi Hollandi, Prime Bank, Stake in Capitalia, BU Private Equity. Back to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander What the offer means around the globe About the Consortium Together, the three Consortium banks employ over 300,000 people, of more than 100 nationalities, serving over 110 million customers around the world. ABN AMRO’s businesses will fit extremely well with each of their proposed owners. Each of the banks has been remarkably successful in delivering growth in jobs, income and profits. Each has an outstanding record of integrating the businesses they have acquired. As a result each of the banks has been able to generate superior sustainable returns to their investors who have endorsed this bid. 6 things you might not know about the Consortium: 1. Growing jobs: The 3 banks employ more people than Shell, ING and Akzo Nobel combined. 2. Serving customers: The three banks serve more than 110 million customers worldwide, equivalent to 1.5 times the population of the UK and Netherlands combined. 3.                                                Investing in branches: The three banks have more branches around the world than Starbucks has coffee shops. 4. Proven track record: Over the last 15 years the Consortium members have acquired and successfully integrated over 100 separate businesses. 5. Serving shareholders: At their recent EGMs the shareholders of Fortis, RBS and Santander delivered more than 90% approval votes for their plans to acquire ABN AMRO. 6. Serving our communities: The three banks donate almost 4 million euros every week to the communities in which they operate.

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About Fortis

Employees:	57,000
Customers:	6 million
Headquarters:	Brussels, Belgium/[Utrecht, Netherlands]
Branches:	1,800 worldwide
Geographic spread:	50 countries worldwide – Main centres: Belgium, Netherlands, Poland, Turkey
Market Value:	€44.9bn (as at February 20, 2007)

Tracing its roots back to 1720 Fortis is now one of the most successful financial institutions in Europe, growing from a Benelux base. It provides banking and insurance services to personal, business and institutional customers.

Did you know?

- Fortis shares outperformed the Euronext in terms of shareholder value over the last ten years, a 31% better return than the average of the EuroStoxx 50 companies.
- In 2006, Fortis made more net profit than Coca Cola globally.
- Euromoney has voted Fortis best bank in Belgium and Luxembourg for 5 years in a row. Commercial banking in the Netherlands was voted Business Bank of the Year twice in the last three years.
- 25% of the company's Dutch employees contributed to charity projects for the local community in 2006.

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English Dutch Home Announcements About the Consortium About the offer Working for… FAQs Working for Fortis Working for RBS Working for Santander Working for… Fortis Employer of choice Reward: Performance culture Talent and diversity People development and mobility Leadership Flexible working: Work-life balance Employee Motivation Find out more about what the offer means around the globe Fortis People in the world (0.7MB PDF) Interview with Jean-Paul Votron “The fact that a trainee is allowed the freedom to carve his own path and do this in such an international environment makes Fortis the right employer for me.” Jaro Bilik, Staff Officer, CEO office Employer of choice Fortis’ ambition is to be the employer of choice in the international financial services industry and to deploy its human capital as efficiently as possible. Fortis was voted best employer in the financial sector in Belgium in 2006 and second best employer overall (Randstad survey). In the Netherlands Fortis was ranked among the top 30 best employers in 2006 (In company research) Return to top

Reward: Performance culture Our performance culture encourages accountability for results and recognises outstanding performance. At Fortis, Performance Management is a two-way street: management gives clear and timely feedback but also accepts it from employees. We want employees to combine the winning spirit to deliver results with the group philosophy to Act as One. So our reward model is based not just on how people achieve their individual targets, but also how they contribute to team/business targets and to Fortis targets as a whole. Return to top “At Fortis you can really move into unchartered territory and get rewarded if you succeed.” Bas Braams, Head of Business Development, Merchant & Private Banking “There’s a good balance between coaching and feedback on the one hand and own responsibility and freedom of choice on the other.” Nelsey Rebbens, International Management Trainee Talent and diversity Fortis attracts top talent in targeted labour markets around the world. We are looking for the brightest people who will help us drive our growth in a diverse and inclusive culture. Our increasingly mobile and diverse workforce successfully reflects the diversity of the customers we serve. Lots of opportunities are available for talented people in the Benelux and outside, particularly Eastern Europe and Asia. 33% of Fortis 60,000 employees work outside “I work in a very international environment (cash management linked to energy, commodities and shipping). It’s fantastic to experience other people, cultures and ideas.” Peter van Ginneken, Senior Manager, Merchant & Private Banking

Lots of opportunities are available for talented people in the Benelux and outside, particularly Eastern Europe and Asia. 33% of Fortis 60,000 employees work outside Benelux. Our diverse workforce is made up of 100 nationalities. Return to top Peter van Ginneken, Senior Manager, Merchant & Private Banking “Fortis is willing to give responsibility to people who can deal with it regardless of age or experience. I like the open culture.” Tobias Westerneng, Branch Manager, Retail People development and mobility Fortis is an international company, operating in over 50 countries and employing people from 100 nationalities. By actively encouraging employees to ‘Develop Yourself’ and ‘Be Mobile’, we not only help them develop their full potential: we also motivate them by constantly presenting new challenges. Fortis People in the world (0.7MB PDF) Return to top “During my traineeship I was challenged on many levels - by the rigor in Geneva, the well-organised chaos in Madrid, the perserverance in Prague and the atmosphere in Hong Kong.” Jaro Bilik, Staff Officer, CEO Office Leadership We carefully select our management to reflect Fortis’ global and business diversity and to ensure effective international “The feedback I get from my employees is that my ‘no nonsense with a heart’ leadership style and

Leadership We carefully select our management to reflect Fortis’ global and business diversity and to ensure effective international communication. Fortis has created a highly successful Leadership for Growth programme for senior and middle managers. Our senior management is composed of managers from all over the world and from all companies belonging to Fortis. (26% have Dutch nationality). Return to top “The feedback I get from my employees is that my ‘no nonsense with a heart’ leadership style and optimism motivate people. I believe these characteristics fit with the culture and ambitions of Fortis.” Mirjam Halverhout, General Manager Direktbank Flexible working: Work-life balance Fortis promotes a healthy work-life balance. We firmly believe that the most productive employees are those who feel good about themselves. Return to top Employee Motivation Motivated and satisfied employees perform better and achieve better results. Fortis measures employee motivation every year. We want to know what motivates our people, what makes them committed, and what makes them proud. In 2006 Fortis measured employee motivation against a financial sector benchmark in seven countries and found that our employees are more motivated than those of the competitors. Return to top “Fortis combines opportunities for entrepreneurship with respect for your private life.” Jacob Westerlaken, CEO Fortis Insurance Europe Fortis People in the world programme for senior and middle managers. Our senior management is composed of managers from all over the world and from all companies belonging to Fortis. (26% have Dutch nationality). Return to top fit with the culture and ambitions of Fortis.” Mirjam Halverhout, General Manager Direktbank Flexible working: Work-life balance Fortis promotes a healthy work-life balance. We firmly believe that the most productive employees are those who feel good about themselves. Return to top Employee Motivation “Fortis combines opportunities for entrepreneurship with respect for your private life.” Jacob Westerlaken, CEO Fortis Insurance Europe Employee Motivation Motivated and satisfied employees perform better and achieve better results. Fortis measures employee motivation every year. We want to know what motivates our people, what makes them committed, and what makes them proud. In 2006 Fortis measured employee motivation against a financial sector benchmark in seven countries and found that our employees are more motivated than those of the competitors. Return to top Fortis People in the world Do you want to know more about Fortis and its employees? Read the Social report 2006. Return to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

Where you’ll find us (situation at year-end 2006) Fortis Investments 8 Business Centres Private Banking office Merchant Banking Fortis UK United Kingdom 1,092 Retail branches Fortis Investments 25 Business Centres 9 Private Banking offices Merchant Banking Fortis Insurance Belgium Fortis Corporate Insurance Belgium 159 Retail branches Fortis Investments 23 Business Centres 13 Private Banking offices Merchant Banking Fortis Insurance Netherlands Fortis Corporate Insurance Netherlands 37 Retail branches Fortis Investments 1 Business Centre 5 Private Banking offices Merchant Banking Fortis Assurances Fortis Corporate Insurance Luxembourg 20 Credit shops 2 Fortis Investments 7 Business Centres Merchant Banking Germany 5 Credit shops 32 Retail branches Fortis Investments 6 Business Centres Private Banking office Merchant Banking Poland Europe America Asia

Europe America Asia Portugal 2 Business Centres Merchant Banking Millenniumbcp Fortis (51%) Spain Fortis Investments 5 Business Centres 8 Private Banking offices Merchant Banking CaiFor (Life: 40% - Non-life: 60%) France 79 Retail branches Fortis Investments 19 Business Centres 2 Private Banking offices Merchant Banking Fortis Assurances Switzerland Fortis Investments 1 Business Centre 5 Private Banking offices Merchant Banking Italy Fortis Investments 5 Business Centres 3 Private Banking offices Merchant Banking Turkey 211 Retail branches Fortis Investments 12 Business Centres 3 Private Banking offices Merchant Banking China 2 Fortis Investments 2 Business Centres Merchant Banking Taiping Life (24.9%) Thailand Muang Thai-Fortis (40%) Malaysia Mayban Fortis (30%) Retail Banking Fortis Investments Business Centres, Specialised Financial Services offi ces and/or Private Banking offi ces Merchant Banking Insurance Note: Fortis also has a representative offi ce in Johannesburg (South Africa)

Jean-Paul Votron, CEO CNBC Europe, 09th August 2007, 07:40 CET Please select your Bandwidth, then press Play Video and Audio Options Super Broadband Broadband Narrowband Low Bandwidth Download Audio MP3 file SUMMARY TRANSCRIPT In this interview on CNBC, CEO, Jean-Paul Votron discusses First half profits , and in particular focuses on: €2.8bn net profit dividend policy potential exposure and risk ABN Amro bid international growth Fortis is an international financial services provider engaged in banking and insurance. Fortis offers its private, business and institutional clients a comprehensive package of products and services through its own channels, in collaboration with EXECUTIVE INTERVIEWS

Jean-Paul Votron, CEO CNBC Europe, 09th August 2007, 07:40 CET Please select your Bandwidth, then press Play Video and Audio Options Super Broadband Broadband Narrowband Low Bandwidth Download Audio MP3 file SUMMARY TRANSCRIPT discusses First half profits , and in particular focuses on: €2.8bn net profit dividend policy potential exposure and risk ABN Amro bid international growth Fortis is an international financial services provider engaged in banking and insurance. Fortis offers its private, business and institutional clients a comprehensive package of products and services through its own channels, in collaboration with intermediaries and through other distribution partners. EXECUTIVE INTERVIEWS

Name:	Jean-Paul Votron
Position:	CEO
Company:	Fortis
Date:	09/08/07
Time:	07:40 CET
Channel:	CNBC Europe
Duration:	7 mins 51 secs

Interview with Jean-Paul Votron

Geoff Cutmore

Good morning, everybody. Welcome back. Fortis net profit has come in about expectations. The figure of €1.6bn represents a 38% increase on last year. The Dutch bank also saying it is well on track to achieve its takeover plans for ABN Amro. For more on the numbers, we’re grateful to have Jean-Paul Votron back with us. He is the CEO of Fortis; he joins us live from Utrecht. Sir, thank you for giving us your time once again this week. It’s good to have you on the programme. Can I ask you: obviously the numbers look very strong, but I’m very intrigued by the dividend policy that you’ve announced here. We’re just days away from you getting approval for this big rights issue, and now you’re handing money back through a dividend programme. What’s the board level thinking on that?

Jean-Paul Votron

The board is very committed – so is the whole of the company – to a strong dividend policy, and that’s why we deliver an interim dividend, up 21% to .7, which is a very strong commitment to our shareholders to actually recognise their support for our company. We always have been very committed to that with Fortis.

Geoff Cutmore

We didn’t get much chance to ask you about your feelings post the vote. Clearly, the vote was passed with a very convincing number. What do you think it was that you were able to say or do, Jean-Paul, that brought them on board in such a strong way?

Jean-Paul Votron

I think it’s the rationale of the plan, which I think our shareholders recognised. It’s their support for Fortis which has shown in the last numbers of years a very strong delivery of results, quarter after quarter; it’s sustainable results. It’s the strong support for our operational capabilities, and it’s the rationale of building a very important powerhouse in the Benelux expanding internationally. I think the rationale of the equity story, when I spend a lot of time with investors as well, is absolutely obvious. That’s why we were, by the way, delighted with the results, and I thank all the shareholders for it. It reflects that level of confidence.

Geoff Cutmore

Can I ask you - obviously we want to try and cover a lot of ground here if we can. Can I ask you to talk about your potential exposure, in any sense, to sub prime and your thoughts on where Fortis may be at risk at all?

Jean-Paul Votron

We observed a situation, as every financial institution does around the world. We believe that the US economy has a strong momentum. We have no reason to believe that that momentum - that fundamentals are good. As far as Fortis is concerned, and as many institutions, we are involved in these markets, quite obviously, but we have recognised that it has no material impact to our results. Therefore, we have no reason to enter into a cycle of concerns. We have very good investments in these categories. They’re all double-A; most of them, 94%, are double-A and triple-A ratings. We also have appropriate edges and protections for these assets.

Anna Martin

Jean Paul, it’s Anna Martin here in the studio. I understand that you want to diversify your business away from the Benelux region somewhat and get, I read, 30% of your net profits from outside that region by 2009. How does this fit in with what you’re doing at ABN Amro, which might not help you down that road? Is there some kind of plan for international growth, some other acquisitions that you’re looking at?

Jean-Paul Votron

It’s a very good question. First, we don’t change the 30%. I will explain very briefly why. Our expansion international goes very well today: 36% of our FTEs are based outside the Benelux. It’s indicative of our projections going forward. If you take ABN Amro, there are three components in that business which we are interested to look at. One is business unit Netherlands, quite clearly a Dutch business Benelux. Two other sets of businesses are private bank and asset management. Private bank is global; so is asset management. These two businesses will help us grow that percentage of today to 30%. Second point: our international expansion in energy, commodity, transportation, consumer finance is such that we feel pretty comfortable about the 30% projection.

Dan Scott

Jean-Paul, this is Dan Scott. I have, just, really, a simple question. What happens if your bid for ABN isn’t successful?

Jean-Paul Votron

Sorry, I missed your question.

Dan Scott

What happens if the bid for ABN isn’t successful?

Jean-Paul Votron

First, we are people committed to make it happen. Everything we can control, we make sure we can deliver on it. In case it doesn’t happen, obviously we just carry on with our strategy. Our strategy delivers sustainable results. Our today results are proving it: €2.8bn in the first half year, and as you’ve said, 38% up quarter to quarter. We just carry on with that, and we keep on building our international presence. We keep on building on our core competences in the Benelux and outside the Benelux, which has been the strategy we selected to go for three years back and which clearly delivers outstanding results.

Geoff Cutmore

Jean-Paul, is the rise in life sustainable going into third and fourth quarter?

Jean-Paul Votron

You mean the insurance life business?

Geoff Cutmore

Yes, yes.

Jean-Paul Votron

Yes; you’ve seen the numbers. Our numbers are pretty strong in the life insurance business. We have core flows which are quite spectacular. There are two elements which I want to highlight, if you’ll allow me. One is our Benelux strong momentum, which reflects the numbers of integrations and rationalisation of our networks and distribution and operations in the Benelux. The second thing I would like to highlight is the spectacular growth of our business internationally. As you know, we have a number of joint ventures like, for example, in Asia. Let’s take - one example would be China, where we have 20,500 tight agents now in China. The momentum there is starting. I could say the same for Thailand; I could say the same for Malaysia, and now we’re starting in India. There are really two components, one being the Benelux, the other one being international.

Geoff Cutmore

Can I ask you: do you think that, given some of the turbulence from markets that we’ve seen recently, that banking income will continue to be strong, particularly from trading income on the merchant banking side?

Jean-Paul Votron

What we feel is that we have strong momentum. I speak here about Fortis. When you look at the dynamic around the world, the economy is pretty good for us, because we are in sectors which are quite attractive. Think of transportation; think of energy; think of consumer finance in Europe, etcetera. I think of life insurance as an example. As far as we are concerned, we have a high level of confidence. We have projected our numbers in terms of what we expect, in terms of profit CAGR growth. That has been projected at an 11% CAGR in terms of net profit going to 2011. We’ve no reason to change that. We are seeing the momentum today confirming our numbers.

Geoff Cutmore

Sir, we appreciate your time. Thank you very much for joining us. Jean-Paul Votron, the CEO of Fortis, with us from Utrecht.

Important Disclaimer

Although strenuous efforts are made to ensure the accuracy of interview transcripts, Executive Interviews and its associated companies accept no liability for what is said, for any discrepancy between the spoken and written word, or for any errors and omissions. Where doubt arises, please refer to the original broadcast video interview.

English Nederlands Home Announcements About the Consortium About the offer Working for… FAQs About Fortis Interview with Jean-Paul Votron Working for Fortis Awards About RBS About Santander What the offer means around the globe Awards Fortis has picked up dozens of prestigious awards in recent years. Here is a selection: Fortis Fortis is an international provider of banking and insurance services to personal, business and institutional customers. It ranks among Europe's top 20 financial institutions, with a market capitalisation of €43 billion. Fortis' CEO Jean-Paul Votron elected European Business Leader of the Year (European Business Awards, January 2007). The jury crowned him with this title because of the extraordinary leadership and exceptional vision that have led to Fortis's remarkable performance. Fortis' Chief Human Resources Officer Michel Deboeck was elected HR manager 2006 in Belgium. The award recognises achievement in the application of new information and technologies in the HR domain. Second most attractive employer in Belgium (Randstad, March 2007) Best Investor Relations 2005 in Belgium (IR Magazine, December 2005) Retail Banking Best Bank in Belgium and in Luxembourg (Euromoney, July 2007), for the seventh time in a row Bank of the Year 2006 in Belgium (The Banker, December 2006) Asset Management

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Asset Management

- Jubilee Award, for winning the most prizes in ten years (Super Tijd Awards Belgium, February 2006)
- Top ranked continental fund manager by European net sales (Feri survey, March 2005)

Merchant & Private Banking

- Best Bank in Belgium and Luxembourg (Global Finance, April 2007)
- Most respected broker in the Benelux (Thomson Extel, June 2007)
- Best Investment Bank in Belgium (Euromoney, July 2007)
- Best Investor Services in Western Europe (Euromoney, July 2007)
- Outstanding Business Private Bank for 2006 (Private Banker International, September 2006, offering a fair and objective measure of the 'best of breed' in the global private banking business)
- Commercial Bank of the Year for 2006 (annual survey by leading Dutch financial daily Het Financieele Dagblad, questioning 5,000 companies with turnover in excess of EUR 10 million)
- Fortis's private banking business ranked 15th among the best global private bankers. We were also placed in the top three for philanthropy services on a worldwide basis, for specialised services to entrepreneurs and artists and entertainers in Western Europe, and for customer services in the Middle East (Euromoney, January 2007)
- Awarded three Deal of the Year awards for global shipping transactions (in leasing, M&A and public equity-IPO) completed in 2006 (Marine Money, June 2007)
- Ranked worldwide number six for carbon reduction (BusinessWeek, 12 December 2005). This rating reflects our financing of projects to cut emissions and to encourage trading of carbon credits.

Insurance

Belguim

- Brokers Award for overall satisfaction, for the second consecutive year (Belgian Non-life Insurance Awards, April 2007)

Netherlands

- Best Broker Satisfaction award for De Amersfoortse in group life performance; also ranked among top income insurers

International

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- Best Bank in Belgium and Luxembourg (Global Finance, April 2007)
- Most respected broker in the Benelux (Thomson Extel, June 2007)
- Best Investment Bank in Belgium (Euromoney, July 2007)
- Best Investor Services in Western Europe (Euromoney, July 2007)
- Outstanding Business Private Bank for 2006 (Private Banker International, September 2006, offering a fair and objective measure of the 'best of breed' in the global private banking business)
- Commercial Bank of the Year for 2006 (annual survey by leading Dutch financial daily Het Financieele Dagblad, questioning 5,000 companies with turnover in excess of EUR 10 million)
- Fortis's private banking business ranked 15th among the best global private bankers. We were also placed in the top three for philanthropy services on a worldwide basis, for specialised services to entrepreneurs and artists and entertainers in Western Europe, and for customer services in the Middle East (Euromoney, January 2007)
- Awarded three Deal of the Year awards for global shipping transactions (in leasing, M&A and public equity-IPO) completed in 2006 (Marine Money, June 2007)
- Ranked worldwide number six for carbon reduction (BusinessWeek, 12 December 2005). This rating reflects our financing of projects to cut emissions and to encourage trading of carbon credits.

Insurance

Belguim

- Brokers Award for overall satisfaction, for the second consecutive year (Belgian Non-life Insurance Awards, April 2007)

Netherlands

- Best Broker Satisfaction award for De Amersfoortse in group life performance; also ranked among top income insurers

International

- Fortis Insurance Ltd. (UK): Motor Insurer of the Year, for the fifth time in the last six years, and Commercial Lines Insurer of the Year (Insurance Times Awards, December 2006). Api (strong) rating affirmed by Standard & Poor's ; Fortis Insurance Ltd. (UK): General Insurer of the Year and Loss Adjusting (claims) Initiative of the Year (British Insurance Awards, 4 July 2007)

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English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS Interview with Sir Fred Goodwin More about RBS Working for RBS About RBS Global Banking & Markets About Retail Markets About Santander What the offer means around the globe About RBS Employees: 135,000 Headquarters: Edinburgh, UK Branches: 4,000 worldwide Customers: 36m worldwide Geographic spread: 30 countries worldwide – main centres – UK, US, Ireland; growing fast in Europe and Asia Market Value: €99.4bn (as at February 20, 2007) The Royal Bank of Scotland Group has grown from being a leading Scottish bank to a major international group with a market capitalisation bigger than McDonald’s and Starbucks. We’ve acquired businesses. We’ve grown organically. We entered US banking with the acquisition of Citizens Bank and now it’s a top-ten US commercial bank. We completed the biggest takeover in British banking history and now we have the largest branch network in the UK. Meet the RBS board RBS around the World Our Group Structure Our Heritage Annual report and accounts 2006 (5MB PDF) Corporate Responsibility Report 2006

Working for RBS About RBS Global Banking & Markets About Retail Markets About Santander What the offer means around the globe Geographic spread: 30 countries worldwide – main centres – UK, US, Ireland; growing fast in Europe and Asia Market Value: €99.4bn (as at February 20, 2007) The Royal Bank of Scotland Group has grown from being a leading Scottish bank to a major international group with a market capitalisation bigger than McDonald’s and Starbucks. We’ve acquired businesses. We’ve grown organically. We entered US banking with the acquisition of Citizens Bank and now it’s a top-ten US commercial bank. We completed the biggest takeover in British banking history and now we have the largest branch network in the UK. Meet the RBS board RBS around the World Our Group Structure Our Heritage Annual report and accounts 2006 (5MB PDF) Corporate Responsibility Report 2006 Did you know? For every person RBS Group employed a decade ago it employs 4 today, over 135,000 people across the Group. RBS businesses generated more profit in 2006 than Phillips, Coca-Cola and Nike combined. RBS businesses in the US made more profit in 2006 than McDonalds does globally. RBS invests more than €1.5m each week in the communities in which we operate. RBS has provided financial education lessons to more than with 1 million school children and is the largest supporter of financial education and inclusion in the UK with an investment of almost £40m over the last 10 years. More about RBS… Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs Working for Fortis Working for RBS Working for Santander Working for… RBS Reward People development Flexible working Employee opinion RBS offers a dynamic environment where our people work together to achieve the best results for our customers. Why do people choose to come here and stay here? Part of the answer is our reputation. We are a group of successful businesses and people are attracted to this - what makes us different is our attitude and our approach to business. The RBS culture is supportive and collaborative, giving people the opportunity to share ideas, learn from each other and apply their initiative. What makes RBS a successful group of businesses and a unique place to work is a winning team spirit, the emphasis on action, our desire to make a difference and the will to deliver a result. Reward We aim to attract and retain the best people in the business. We regularly compare our Open Air: Employees from across the Group are invited to a studio discussion to ask the Group’s CEO any question they like “The battle to attract and retain talented staff these days means banks are far Find out more about what the offer means around the globe Interview with Sir Fred Goodwin

Reward We aim to attract and retain the best people in the business. We regularly compare our salaries against those offered for similar roles by our competitors to ensure we remain competitive. The other big priority for us is to make sure individual performance is recognised and rewarded. This means that people’s individual contribution is a major factor in determining their level of reward. Our people have access to a flexible and varied range of benefits. We offer people choice on a wide range of products and services which can be tailored to their individual needs and lifestyles. Return to top People development RBS recognises that our people play a vital role in the ongoing success of our business. Each employee is given the opportunity to develop the necessary skills to enable them to perform effectively in their role, and is encouraged to progress toward their full potential. We identify and develop talent at all levels across the group to support people’s capability and career progression. We have invested in a world class Business School, where our senior leaders have the opportunity to learn from the world’s best “The battle to attract and retain talented staff these days means banks are far more willing to put more emphasis on career and professional development. Royal Bank of Scotland, for example, has a purpose built school based on the best facilities of the world’s leading business schools. The centre brings executives from the Bank’s various operations in 30 countries to attend tailored programmes from schools such as Harvard.” Financial Times, November 2006 “The Royal Bank of Scotland Group’s human capital management strategy is directly linked to creating shareholder value… and brings together three important aspects of organisational management. These are the way it manages its people, the service it provides to its opportunity to develop the necessary skills to enable them to perform effectively in their role, and is encouraged to progress toward their full potential. We identify and develop talent at all levels across the group to support people’s capability and career progression. We have invested in a world class Business School, where our senior leaders have the opportunity to learn from the world’s best business teachers including Harvard, Duke Corporate Education and London Business School. Return to top capital management strategy is directly linked to creating shareholder value… and brings together three important aspects of organisational management. These are the way it manages its people, the service it provides to its customers and its financial performance.” Financial Times, April 2007 Flexible working RBS provides opportunities for people to request flexible working options, and policies on taking time off from work. 21% of people across the Group are now on flexible working arrangements ranging from part-time, to compressed hours and school term time working. Return to top Employee Opinion Our Employee Opinion Survey - ‘YourFeedback,’ is a key way for our employees to tell us how they feel about working for RBS. The survey goes out to 135,000 people in 30 countries across 40 brands in nine languages. We got a response rate of 87% and the RBS results across the 14 measured categories outperform our global peers in EVERY area. The RBS Group scores have increased positively in every category since 2000. “RBS Group outperformed their global peers in the financial services industry on every one of the 15 categories for the second year running, which is an enviable position within the financial services market.” ISR Towers Perrin

Communication Cooperation & Working Relationships Customer Focus Divisional Leadership Efficiency Employment Security Image & Competitive Position Innovation Job Satisfaction & Engagement Managing People & Change Performance Management & Development RBS group Leadership Recognition & Reward Respect & Diversity Workload & Work Life Balance 75 77 80 65 58 75 68 73 68 70 65 69 68 83 69 0 15 30 45 60 75 Increase 2000-2006Key highlights 80% of our people feel encouraged to come up with ‘innovative solutions to work related problems’ 78% of our people claim their immediate line manager is responsive to their suggestions for change 86% of our people believe that RBS group is socially responsible in the community 75% of our people agree that Middle and Senior managers ‘trust the judgement of people at my level’ 71% of our people believe there are sufficient development and learning opportunities to improve their eligibility for a better job Our employee opinion survey scores show employees’ willingness to step aside from their usual activities to help each other. It is something we score higher on than most other businesses. Return to top

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS Interview with Sir Fred Goodwin More about RBS Working for RBS About RBS Global Banking & Markets About Retail Markets About Santander What the offer means around the globe About RBS Global Banking & Markets (GBM) Since 2000, RBS has transformed its capital markets capabilities. RBS Global Banking & Markets is a leading banking partner to major corporations and financial and governmental institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. In the past five years it has achieved a pre-eminent position in each of the markets it has entered, and today it is a leading global provider of bonds, loans, securitisation, leveraged finance, project finance, FX and risk management products. our clients include over 95 per cent of the FTSE 100 and Dow Jones Euro Stoxx 50 and over 80 per cent of the Fortune 100 direct relationships with over 90 central banks around the world in 2006 income grew by 18 per cent in the US, 26 per cent in Europe and 35 per cent in the Asia Pacific Region we have over 50 offices worldwide in 21 countries and more than 8,000 staff we underwrote almost $US500 billion of loans and debt securities in 2006 which makes us the sixth largest debt underwriter globally. Find out more about GBM, its products, people and presence. Find out about the combined potential ABN AMRO and GBM (0.7MB PDF) Global Awards

RBS Global Banking & Markets + ABN AMRO Global Wholesale Businesses Complementary Product Strengths Ranking RBS ABN RBS+ABN AMRO AMRO RBS Strengths Global All Bonds + Loans 6 17 3 Foreign Exchange 4 12 3 Global Securitisations 2 18 1 European Lev Loans 2 16 1 Global Project Finance 1 5 1 EMEA Syndicated Loans 1 9 1 ABN AMRO Strengths Euro Denominated Bonds 8 4 1 Int’l Covered Bonds 18 1 1 Emg Mkts Synd Credits 31 2 2 Int’l Cash Management 28 6 5 RBS + ABN AMRO Strengths All International Bonds 8 10 1 Asia-Pacific Synd Loans 13 15 5 US Syndicated Loans 8 18 7 Source: Dealogic, Thomson Financial, Euromoney polls Large Customer Franchise Relationships with Large Corporates and Financial Institutions Ranking GBM ABN GBM+ AMRO ABN AMRO UK 1 8 1 Continental Europe 10 4 1 US 15 7 5 Asia-Pacific (ex Japan) n/a 5 5 Source: RBS estimates Diversification by Geography GBM + ABN AMRO 2006 Income Latin America 2% Asia-Pacific 10% US 20% UK 40% Europe 28% RBS estimates, based on ABN AMRO Business Units as reported for 2006

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- Find out about the combined potential ABN AMRO and GBM (0.7MB PDF)

Global Awards

Euromoney Awards for Excellence 2006	Best Global Project Finance House
Euromoney FX Poll 2007	4th Global FX Market Share
Global Finance	Best Global Infrastructure Bank
Global Finance	Best Global Project Finance House 2006
Infrastructure Journal	Global Bank Arranger of the Year
Infrastructure Journal	Renewables Arranger of the Year
Profit & Loss Magazine at Digital FX Awards	Best Order Management
Private Placements Monitor	No.1 Agent Market Share Cross Border Traditional Private Placements
Risk Corporate End User Survey 2007	5th Overall Top Ten
Risk Inter Dealer Rankings 2006	No.1 Rank in Vanilla Currency Options Overall (USD/EUR Options, USD/JPY Options, USD/GBP Options, EUR/GBP Options)
Risk Inter Dealer Rankings 2006	Overall Global No.1 in Currency Options Euro/Sterling
Risk Inter Dealer Rankings 2006	Overall Global No.1 in Currency Options USD/Sterling
Risk Inter Dealer Rankings 2006	Overall Global No.1 in Forward Rate Agreements
Risk Inter Dealer Rankings 2006	Overall Global No.1 in Interest Rates (Sterling)
Risk Inter Dealer Rankings 2006	Overall Global No.1 in Vanilla Currency Options
Trade & Forfaiting Review Awards 2006	Best Short-Terms Trade Finance Bank
Risk Insitutional Investor End-User Rankings 2007	2nd Currency Options Overall

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FORTIS | RBS The Royal Bank of Scotland Group | Santander

Home | Announcements | About the Consortium | About the offer | Working for... | FAQs

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About RBS Retail Markets



Retail Markets is one of the largest providers of banking and investments to personal, premium and small business customers in the UK. It was established in June 2005 to strengthen the co-ordination of our full range of retail banking services across our brands and channels in the UK.

It includes some of the leading financial services brands - NatWest, RBS, Coutts, MINT, First Active, Tesco Personal Finance, Direct Line Financial Services and Adam & Company.

Retail Markets includes a number of businesses which operate internationally, including credit card issuing in China, merchant acquiring in Asia and Europe and private and offshore banking operations in 21 countries world-wide.

In the first half of 2007 Retail Markets made a significant contribution to the Group's overall performance, delivering income growth of 4% and an increase in operating profit of 10% in comparison to the same period last year.

Retail Markets has four distinct business areas: Consumer Banking, Business Banking, Cards & Direct Finance and Wealth Management.

Consumer Banking

- Our 15 million customers benefit from a network of over 2,250 bank branches, the largest branch network in the UK, and over 4,500 free-to-use ATMs, which include a service to allow you to top-up your mobile phone.
- Amongst UK high street bank customers who rate themselves 'extremely satisfied' with their main current account provider, the Royal Bank of Scotland retains top position with NatWest second.
- Consumer Banking ranks joint-first in the UK current account market and is the leading provider in the UK student current

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> What the offer means around the globe

Management.

Consumer Banking

- Our 15 million customers benefit from a network of over 2,250 bank branches, the largest branch network in the UK, and over 4,500 free-to-use ATMs, which include a service to allow you to top-up your mobile phone.
- Amongst UK high street bank customers who rate themselves 'extremely satisfied' with their main current account provider, the Royal Bank of Scotland retains top position with NatWest second.
- Consumer Banking ranks joint-first in the UK current account market and is the leading provider in the UK student current account market.
- Through our premier brands in Private Banking, RBS and NatWest have the largest market share of affluent current account holders in the UK.
- Retail Markets was the fastest growing UK Bancassurer in 2006, with sales increasing by 56%.

Business Banking

- Business Banking manages more than 1.1 million customer accounts
- NatWest and RBS business banking hold the largest share of the UK market, with NatWest holding the largest share in its own right

Cards & Direct Finance

- Our payment acquiring business, Retailer Solutions, is the third largest in the world, processing almost half of all transactions in the UK and developing e-commerce capability in the EU and Asia Pacific.
- The 2nd largest issuer of credit cards in the UK.
- Opened over 1 million credit card accounts in the first half of 2007 in China, building on the strong start we made last year to our joint venture with Bank of China
- We were the first in Europe to develop and trial a 'contactless card', for making payments of under £10 without the need for cash.
- Tesco Personal Finance, our joint venture with Tesco is the world's most successful supermarket bank with over five million customer accounts.

Wealth Management

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Wealth Management

- Coutts & Co is the leading private bank in the UK and strengthened its position with income growth of 14% and 7% increase in customer numbers. Coutts has continued its regional expansion and now has 23 offices in the UK.
- Coutts International has a network of offices in Switzerland and a presence in selected jurisdictions around the world. In 2006 the headquarters for this business was moved from Switzerland to Singapore.
- Sustained investment in Asia has seen Coutts grow its revenues in the region by 33%.
- RBS International is one of the largest UK offshore banks with 39 offices across the world in nine jurisdictions and achieved 9% income and 8% profit growth at interim results 2007.

▸ Find out more about Wealth Management.

▸ Find out more about Retail Markets, its products, people and presence.

Selected Awards

Best Banking Provider - Royal Bank of Scotland	Your Money Direct
The Innovators 2006 awards - The Royal Bank of Scotland Contactless Card	Scottish Financial Enterprise.
Best Direct Lender - NatWest Best Bank for mortgages - NatWest	Your Mortgage Awards
Best CAM/Offset Mortgage - The One Account	Moneyfacts
Best On Line Business Banking Provider - Royal Bank and NatWest Business	Your Money Direct
The Editor's Award: The race for China's High Net Worth Individuals - Coutts Asia	Private Banker International Awards 2006
Best specialist/independent private bank - Coutts UK	All Euromoney awards
Business to Business award - RBS International	Chartered Institute of Marketing, Guernsey
Best Current Account of 2006 - RBS International for Advantage and Royalties International	Portfolio International
Best Customer Retention Programme 2006 - RBS International for packaged accounts	Chartered Institute of Marketing
The Sunday Times Best Big Companies To Work For - 4th - RBS Retail Banking	The Sunday Times

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English Dutch Home Announcements About the Consortium About the offer Working for… FAQs About Fortis About RBS About Santander Interview with Emilio Botín Working for Santander What the offer means around the globe About Santander Employees: 130,000 Headquarters: Boadilla del Monte, Madrid, Spain Branches: 11,092 worldwide Customers: 69m worldwide Geographic Spread: 40 countries worldwide – main centres – Continental Europe, UK, Latin America Market Value: €91.6bn (as at February 20, 2007) Formed in 1857 Santander is an international group which combines a solid local presence with strong global capabilities in retail and wholesale banking, asset management and insurance. Did you know? Santander is the 7th largest bank in the world by net profit - €7,596 million euros net profit in 2006. Santander is the largest bank in the Eurozone and 12th in the world by market cap at the end of 2006 - €88,436 million euros. Santander has 130,000 employees working in more than 40 countries. Santander is the leading financial group in Latin America with a 9-10% market share. In 2006, Santander invested €76 million in training and development of our employees More about Santander…

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- Working for Fortis
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Working for... Santander

- Reward
- Professional development
- Balancing work and life
- Diversity
- Mobility
- Santander in the Community



Santander recognises and rewards performance.

Working at Santander means forming part of a leading financial services group, with 130,000 employees providing products and services to 69 million customers around the world to create value for 2,400,000 shareholders. We offer worldwide employment opportunities, with 95 nationalities working in more than 40 countries, to develop your professional career. Santander values the commitment of its professionals and aims to always recognise and reward that commitment. Santander aims to attract the best people and seek the right balance between their expectation and business needs. Santander fosters cultural diversity and equality of opportunity without discrimination. Our global human resources model combines common corporate policies for the Group with a local focus.

Reward

Santander aims to attract and retain the best professionals by recognising their achievements and comittment. Every

" I can confirm that Santander rewards effort and initiative."

Lamine Konate, Global

Find out more about what the offer means around the globe

Interview with Emilio Botin

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“ I can confirm that Santander rewards effort and initiative.” Lamine Konate, Global Banking & Markets Reward Santander aims to attract and retain the best professionals by recognising their achievements and comittment. Every person’s contribution is recognised, and every person’s ideas are valued. Santander values and recognises the commitment of its employees through a variety of tools. Remuneration policies take into account two basic criteria, performance and the level of responsibility, with the goals of motivating and retaining staff, fostering career development and promoting the Group’s business units. Santander employes have access to a variety of fixed and variable remuneration programmes, as well as flexible social benefits adapted to employees’ needs. Long-term incentives exist to align business units and shareholders’ interest. In August, 2007, all Group employees were given 100 shares each to mark the 150th anniversary of Santander’s founding. Return to top Professional training and career development The El Solaruco training centre at Santander heaquarters. At Santander, we believe in continuous professional training and knowledge, which means that our employees are the best prepared in the financial sector, with successful professional careers. We offer worldwide exposure, with 95 nationalities working in more than 40 countries, to develop your professional career. Employees with leadership potential are identified and enrolled in progammes such as the Executive Training Programme, the Corporate Leadership Programme and the Future Executives Programme, which open career opportunities and foster mobility within the Group. In 2006, 19,000 employees were promoted. “Santander has always the Group. In 2006, 19,000 employees were promoted. “Santander has always shown concern for my training. And thanks to new technologies, I’ve been able to complete various courses on-line.” Alis Massarrah Sánchez, Comercial Banking Training plays an essential role in our human resources policy. Employees spent an average of 51 hours each on training courses in 2006 as part of an investment of EUR 76 million by the Group. The centrepiece of Santander’s corporate training programme is “El Solaruco” Corporate Training Centre at Group headquarters in Boadilla del Monte. Some 18,000 employees received training at this centre in 2006. Throughout the Group, 115,000 employees received some sort of training in 2006 and 3,000 took part in the programmes to identify high potential professionals. Return to top Balancing work and life Santander helps to reconcile work and family life. Santander helps to reconcile work and home life through flexible policies regarding working hours, caring for dependents, personal and professional advice, benefits, training and development. The Bank is aware of the importance of further fostering a culture that helps employees strike an appropriate work-life balance. Support programmes vary among countries according to local needs and conditions, but can feature flexible working hours, support with child care, maternity and paternity benefits, assistance for handicapped or disabled children of employees and job shares, leaves of absence or career breaks. Return to top Diversity according to local needs and conditions, but can feature flexible working hours, support with child care, maternity and paternity benefits, assistance for handicapped or disabled children of employees and job shares, leaves of absence or career breaks. Return to top Santander helps to reconcile work and family life. Diversity Santander fosters cultural diversity and equality of opportunity without discrimination. The Group wants employees who reflect the realities of the societies in which they work. Pro-active measures to have more women in posts of greater responsibility are backed by the Equality Committee, which includes employee representatives. Within the Group, 51% of employees are men and 49% women. Return to top “In Santander, we work on global projects that draw upon best practices we see in each country” Carlos Oramas, Santander Cards Mobility Santander offers employees the possibility of an international career and provides the training and advice needed to make this happen. Santander believes that geographic and functional movement is an excellent way to assure the professional development of its executives, to spread best practices through the Group, and to transmit the values that make Santander a global, leading bank. Santander has more than 400 expatriates in 40 countries. Many are working in Latin America or come from there, a process that now involves the European countries where the Group operates. Some executives have worked in two or three countries, notably improving their outlook and global knowledge of the Bank. Return to top Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs Best for Employees Best for Customers Offer Documentation About the offer The 3 banks believe our offer provides the best possible future for ABN AMRO’s businesses, their staff, customers and shareholders. In our offer documentation we have provided some detail on the benefits to shareholders from a deal that offers more value, certainty and growth opportunities than any other available option. In this section we highlight some of the main benefits to customers and staff alike from a deal that will allow the businesses of ABN AMRO to achieve their full potential. Proposed offer press releases Best for Employees No plans for significant offshoring of jobs Sustainable platforms for increased long-term job creation Enhanced opportunities for employees Find out more… Best for Customers Enhanced presence, product strengths and distribution capabilities Increased scale and efficiency Find out more… Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs Best for Employees Best for Customers Offer Documentation About the offer Best for Employees The Consortium People Principles The expertise and experience of ABN AMRO people are a key reason why its businesses are so attractive. We are successful because our people are talented, motivated and rewarded. We want the same for the staff of ABN AMRO who join us. Our People Principles underpin our approach to people in this deal and will apply across the board. The People Principles will apply to all employees of the combined businesses (Consortium & ABN AMRO) and support the way in which we create stronger businesses with enhanced growth prospects. 1. It is the Banks’ firm intention that job losses will be managed through voluntary measures, including natural turnover, redeployment and voluntary redundancy. 2. There will be no forced dismissals in the Netherlands. Departure through the social plan is not considered to be a forced dismissal. 3. The Consortium will not take initiatives of any significance in terms of the off-shoring of activities as a result of this transaction. 4. Existing Social Plans and Collective Labour Agreements will be honoured. 5. The Banks’ commit to continue working constructively with works councils, trade unions and other representative bodies. Find out more about what the offer means around the globe Find out more about working for Fortis, RBS and Santander

Offer Documentation the offer means around the globe Find out more about working for Fortis, RBS and Santander The Consortium People Principles The expertise and experience of ABN AMRO people are a key reason why its businesses are so attractive. We are successful because our people are talented, motivated and rewarded. We want the same for the staff of ABN AMRO who join us. Our People Principles underpin our approach to people in this deal and will apply across the board. The People Principles will apply to all employees of the combined businesses (Consortium & ABN AMRO) and support the way in which we create stronger businesses with enhanced growth prospects. 1. It is the Banks’ firm intention that job losses will be managed through voluntary measures, including natural turnover, redeployment and voluntary redundancy. 2. There will be no forced dismissals in the Netherlands. Departure through the social plan is not considered to be a forced dismissal. 3. The Consortium will not take initiatives of any significance in terms of the off-shoring of activities as a result of this transaction. 4. Existing Social Plans and Collective Labour Agreements will be honoured. 5. The Banks’ commit to continue working constructively with works councils, trade unions and other representative bodies. 6. It is the Banks’ firm intention to actively retain individuals in key roles across the transaction, to ensure business continuity. 7. Retention of the best talent will be done through a fair appointment process based on merit and competencies, and in compliance with legal obligations. 8. An employment office will be created to identify and manage redeployment opportunities for staff across the operations of the banks, within the Netherlands and other appropriate territories. 9. For the purposes of re-organisation and separation, employees will follow the business unit where they are currently employed. Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

Best for Employees Best for Customers Offer Documentation About the offer Best for Customers Better run businesses with more focussed management will mean better products and services for customers. The combination with the three Consortium banks will ensure products are stronger, distribution is improved and efficiency is enhanced. This should help deepen and sustain the relationships ABN AMRO’s businesses have with their customers. The proposal would create a Dutch bank with the third largest branch network in the Netherlands and a unique presence in the Benelux. The proposal would deliver a strengthened ABN AMRO brand in the Netherlands. RBS expects that the combined Global Banking & Markets business will have product leadership across a broad range of corporate banking products, benefiting from the complementary and overlapping product strengths of GBM and ABN AMRO. RBS expects to be able to enhance its customer relationships by offering ABN AMRO’s stronger products and capabilities in cash management and trade finance. A strong record of customer service Fortis has been voted best commercial bank in the Netherlands. RBS and NW are first & joint second respectively, among major high street banks, for the proportion of customers who are “extremely satisfied” and “extremely or very satisfied” with their current account provider, in the 3 months ending May 2007. GFK NOP Financial Research Survey. In Spain the percentage of Santander customers who said they were satisfied or very satisfied with the service provided by their branch reached 90%. Find out more about what the offer means around the globe Find out more about working for Fortis, RBS and Santander Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

Offer Disclaimer

Residents of the United States

If you hold ABN AMRO ordinary shares and you are a resident of the United States, or if you are a holder of ABN AMRO American depositary shares, wherever you are located, you should click on the following link to the U.S. offer documentation:

Documentation for holders of ordinary shares located in the U.S. and holders of ADSs globally

Residents of countries other than the United States, Japan or Italy

If you hold ABN AMRO ordinary shares and are a resident of any country other the United States, Japan or Italy, you should click on the following link to the Dutch and U.K. offer documentation:

Documentation for holders of ordinary shares, not located in the U.S. or Japan

Residents of Japan

The RBS ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan. Accordingly, the RBS ordinary shares will not, directly or indirectly, be offered or sold in Japan. Therefore, the offer documents must not be distributed in whole or in part into Japan. The offer documents and other documents related to the offers may not be electronically provided to, nor accessed by, persons in Japan. Copies of the offer documents and any other documents related to the Offers are not being, and must not be, mailed or otherwise distributed or sent to, or for the benefit of persons in Japan. Persons

Residents of Japan

The RBS ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan. Accordingly, the RBS ordinary shares will not, directly or indirectly, be offered or sold in Japan. Therefore, the offer documents must not be distributed in whole or in part into Japan. The offer documents and other documents related to the offers may not be electronically provided to, nor accessed by, persons in Japan. Copies of the offer documents and any other documents related to the Offers are not being, and must not be, mailed or otherwise distributed or sent to, or for the benefit of persons in Japan. Persons receiving the offer documents (including custodians, nominees and trustees) or other documents related to the offers must not distribute or send them to any person or company in or from Japan. The offers are not being distributed, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan.

Residents of Italy

Holders of ABN AMRO ADSs who are resident and/or located in the Republic of Italy are notified that an offer for ABN AMRO ordinary shares, as an extension of the Dutch offer, is currently being conducted in Italy pursuant to Italian securities laws and implementing regulations, and offer documentation related to such offer, as approved by the Commissione Nazionale per le Società e la Borsa, has been made available to such holders. In order to tender into such offer, a holder of ABN AMRO ADSs must surrender his or her ABN AMRO ADSs and withdraw the ABN AMRO ordinary shares underlying such ABN AMRO ADSs in accordance with the deposit agreement governing such ABN AMRO ADSs and tender the underlying ABN AMRO ordinary shares. Neither the U.S. offer document nor any other offering materials relating to the U.S. offer may be distributed or made available in the Republic of Italy.

The offers are not offers to sell securities and they are not solicitations of offers to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offers, solicitations or sales are not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

Legal Information

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© Fortis 2007 © RBS 2007 © Santander 2007

English Dutch Home Announcements About the Consortium About the offer Working for… FAQs Best for Employees Best for Customers Offer Documentation About the offer US Offer Documentation Offer Memorandum (Preference Shares) - 0.5MB PDF Form F-4 registration statement - 0.6MB PDF Amendment No.1 to Form F-4 Registration Statement - 599 kb (599 kb) Schedule TO - 46 kb (46 kb) ADS Letter of Transmittal - 78 kb (78 kb) Notice of Guaranteed Delivery - 26 kb (26 kb) Letter to Brokers - 28 kb (28 kb) Letter to Clients download - 35 kb (35 kb) Form of Acceptance - 30 kb (30 kb) Circular to RBS shareholders - 0.1MB PDF Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

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About the offer

Dutch & UK Offer Documentation

- Offer Memorandum and Listing Particulars (Ordinary Shares) - 1.5MB PDF
- Offer Memorandum (Preference Shares) - 0.5MB PDF
- Prospectus relating to the proposed issue of new RBS ordinary shares - 1.0MB PDF
- Circular to RBS shareholders - 0.1MB PDF
- Danish Prospectus Summary - 0.4MB PDF
- Finnish Prospectus Summary - 0.5MB PDF
- French Prospectus Summary - 0.5MB PDF
- German Prospectus Summary - 0.5MB PDF
- Spanish Prospectus Summary - 0.6MB PDF
- Swedish Prospectus Summary - 0.5MB PDF
- Belgian Supplement - 0.2MB PDF

Legal Information Privacy Policy Terms & Conditions © Fortis 2007 © RBS 2007 © Santander 2007

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